Brookfield

2021

ANNUAL REPORT

Brookfield Renewable Partners L.P.

Our Operations
We invest in clean energy assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio has approximately 21,000 MW of capacity and annualized LTA generation of approximately 61,000 GWh, in addition to an approximately 62,000 MW development pipeline, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets and grow cash flows on an annual basis while cultivating positive relations with local stakeholders. The table below outlines our portfolio as at December 31, 2021:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	31	141	3,168	13,503	2,543
Canada	18	29	1,098	3,656	1,261
	49	170	4,266	17,159	3,804
Colombia	11	15	2,921	15,726	3,703
Brazil	27	44	946	4,924	—
	87	229	8,133	37,809	7,507
Wind
North America
United States(3)	—	26	2,529	7,738	—
Canada	—	4	483	1,437	—
	—	30	3,012	9,175	—
Europe	—	40	970	2,187	—
Brazil	—	19	457	1,950	—
Asia	—	15	972	2,264	—
	—	104	5,411	15,576	—
Solar – utility(4)	—	87	2,633	5,658	—
Energy transition
Distributed generation(5)	—	5,572	1,447	1,912	—
Storage & other(6)	2	11	3,425	—	5,220
	2	5,583	4,872	1,912	5,220
	89	6,003	21,049	60,955	12,727
(1)LTA is calculated based on our portfolio as at December 31, 2021, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes a battery storage facility in North America (20 MW).
(3)Includes a battery storage facility in North America (10 MW).
(4)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.
(5)Includes nine fuel cell facilities in North America (10 MW).
(6)Includes pumped storage in North America (633 MW) and Europe (2,088 MW), four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), one cogeneration plant in North America (105 MW), and two cogeneration plants in Europe (124 MW).

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2021 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,794	3,918	2,525	3,266	13,503
Canada	841	1,064	873	878	3,656
	4,635	4,982	3,398	4,144	17,159
Colombia	3,593	3,936	3,802	4,395	15,726
Brazil	1,215	1,228	1,241	1,240	4,924
	9,443	10,146	8,441	9,779	37,809
Wind
North America
United States	2,032	2,116	1,641	1,949	7,738
Canada	400	345	273	419	1,437
	2,432	2,461	1,914	2,368	9,175
Europe	662	480	423	622	2,187
Brazil	371	494	606	479	1,950
Asia	530	595	579	560	2,264
	3,995	4,030	3,522	4,029	15,576

Solar – utility(2)	1,222	1,585	1,670	1,181	5,658

Energy transition	379	586	574	373	1,912

Total	15,039	16,347	14,207	15,362	60,955
(1)LTA is calculated based on our portfolio as at December 31, 2021, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2021 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,614	2,805	1,819	2,293	9,531
Canada	619	775	624	619	2,637
	3,233	3,580	2,443	2,912	12,168
Colombia	865	948	916	1,058	3,787
Brazil	988	998	1,009	1,009	4,004
	5,086	5,526	4,368	4,979	19,959
Wind
North America
United States	835	822	647	813	3,117
Canada	373	326	260	392	1,351
	1,208	1,148	907	1,205	4,468
Europe	277	210	173	251	911
Brazil	126	168	210	165	669
Asia	130	148	143	138	559
	1,741	1,674	1,433	1,759	6,607

Solar – utility(2)	419	657	690	387	2,153

Energy transition	169	265	260	167	861

Total	7,415	8,122	6,751	7,292	29,580
(1)LTA is calculated based on our portfolio as at December 31, 2021, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Annual Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Annual Report and in other filing with the U.S. Securities and Exchange Commission (“SEC”) and with securities regulators in Canada – see “PART 10 – Cautionary Statements”. We make use of non-IFRS measures in this Annual Report – see “Part 10 – Cautionary Statements”. This Annual Report, our Form 20-F and additional information filed with the SEC and with Securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com.

Letter to Unitholders

2021 was another very strong year for our business. We achieved record FFO per unit, continuing our track record of double-digit annual growth for over a decade. We agreed to deploy capital in-line with our targets, growing in every major market we operate and had a record year for development. We have over 15,000 megawatts of capacity under construction or in late-stage development and now have an overall global development pipeline of approximately 62,000 megawatts. We also maintained our strong balance sheet and executed over $13 billion of financings, generating $1.5 billion in proceeds from upfinancings net to Brookfield Renewable, bolstering our liquidity, enhancing our self-funding business model, and minimizing our exposure to increasing interest rates or near-term maturities.

Looking ahead, decarbonization is now firmly established as an objective of the global economy. As one of the pre-eminent clean energy companies with a global presence, deep operating capabilities, and scale, we are uniquely positioned to execute on the most attractive decarbonization investment opportunities around the world.

As we enter 2022, we continue to be one of the largest owners, operators, and builders of clean energy globally, with best-in-class growth prospects, and inflation-linked cash flows that are supported by double-digit years of weighted average contract life.

Given our strong financial and operating performance, robust liquidity and positive outlook for the business, we are pleased to announce a 5% increase to our distribution to $1.28 per unit on an annualized basis. This is the 11th consecutive year of at least 5% distribution growth since 2011 when Brookfield Renewable was spun out.

Highlights for the year include:

•We generated FFO of $934 million or $1.45 per unit, a 10% increase from 2020 or 17% on a normalized basis. This resulted from the stability of our high-quality inflation-linked contracted cash flows, organic growth and commercial initiatives, and contributions from acquisitions.

•We advanced key commercial priorities, securing contracts to deliver 11,000 gigawatt hours of clean energy annually including 6,000 gigawatt hours to corporate offtakers and completed cost savings initiatives that have delivered $20 million of savings on an annualized basis.

•We commissioned approximately 1,000 megawatts of new capacity and progressed over 15,000 megawatts through construction and advanced-stage development.

•We agreed to invest approximately $4.3 billion (~$1.1 billion net to Brookfield Renewable) of capital across various transactions in every major market and technology we operate in. We further diversified our business with our first investment in offshore wind, and we expanded our hydroelectric and battery storage portfolios.

•We maintained our robust investment grade balance sheet and ended the year with over $4 billion of available liquidity and access to significant sovereign and institutional capital that we can invest alongside of, which provides enhanced flexibility for future growth.

Don’t Forget About (Our) Hydros

We continue to believe hydropower is the premier renewable technology due to its perpetual nature and dispatchability. And while the asset classes of wind and solar are certainly growing faster, the benefits of hydro are rapidly increasing in today’s market environment. As decarbonization continues to drive additional demand for carbon-free baseload generation, our scale hydroelectric portfolio will continue to be a meaningful differentiator for our business and positions us as a partner of choice to support governments and companies in achieving their carbon reduction goals. Further, the dispatchable or embedded storage benefits of hydro are becoming increasingly beneficial as more intermittent renewables are added to the grid. Recently, we executed on several initiatives that highlight the unique and valuable nature of our hydroelectric business.

In December, we signed a 40-year power purchase agreement at our 265-megawatt Lievre facilities in Canada with Hydro Quebec. The contract represents an attractive premium to the prices the facility has historically achieved, generating an additional $20 million of revenue per annum. More importantly, given the duration of the contract and the quality of the counterparty, we concurrently raised an additional C$1.0 billion of 40-year investment grade debt on the facility at very attractive fixed rates. We will redeploy this capital into growth, and when deployed at our target returns, it is expected to generate over $100 million of annual net FFO for the business. Said differently, through the recontracting and upfinancing of a single hydro asset, we can fund the majority of our targeted 2022 equity deployment at exceptionally attractive rates. With over 5,500 gigawatt hours of generation available for recontracting over the next five years, and an increasingly constructive pricing environment for our hydro portfolio, we have significant capacity across our fleet to execute on similar contracts that we expect to contribute additional FFO and generate a highly accretive funding source for our growth.

In the fourth quarter, we also completed an investment grade upfinancing at our pumped hydro storage business in the UK. This followed a sustained period of record performance due to an increase in value of the critical grid-stabilizing ancillary services including back-up capacity it sells to the increasingly intermittent greener electric grid. With the proceeds from the financing, we have now returned over 100% of the capital we invested in the business in 2017.

Finally, we continue to leverage our hydroelectric fleet to provide 24/7 green power solutions to our customers. During the quarter, we signed a 15-year power purchase agreement with a large manufacturer, alongside a retail supply agreement to serve the entirety of their load requirements in the U.S. Northwest. The agreement is unique in the market and is part of a differentiated supply solution that we tailored to our customer’s bespoke requirements. The power purchase agreement will be served by a 110-megawatt solar project in Washington State that we will construct, and when the sun does not shine, the customer’s energy requirements can be served from our hydroelectric assets in British Columbia.

We continue to see select opportunities for growth in hydroelectric generation, especially for large and experienced operators like us. Recently, our Colombian business acquired one of the largest privately held generation portfolios in Colombia, comprised of seven recently built run-of-river hydropower plants with a total capacity of nearly 150 megawatts for approximately $425 million. This is the largest follow-on acquisition by our Colombian business since our initial investment in 2016, and we expect it to be highly complementary and synergistic to our existing operations.

Update On Growth Initiatives

Since our last update, we agreed to invest approximately $2 billion (~$500 million net to Brookfield Renewable) of capital across various transactions at our target returns of 12-15%.

In North America, we acquired Urban Grid, a leading utility-scale solar developer in the U.S. with a 20,000-megawatt development pipeline and a strong position in the high-value PJM market. Its pipeline includes 2,000 megawatts of under construction or ready-to-build solar projects and an additional 4,000 megawatts of de-risked advanced stage buildout opportunities, that we expect to build out backed by corporate contracts over the next six years with additional upside given the depth of its remaining pipeline. The purchase price is $650 million (~$160 million net to Brookfield Renewable) with the opportunity to invest hundreds of millions of dollars into further growth in the future. In Europe, we acquired a German utility-scale solar developer with a 1,700-megawatt pipeline, for approximately $80 million (~$20 million net to Brookfield Renewable) and expect to develop at least 800 megawatts of new renewable capacity over the next six years from this pipeline. These transactions provide late-stage development projects in core markets to match with the abundance of corporate demand we are seeing for green power and will benefit from synergies with our existing operations.

In the UK, we signed an agreement with a leading battery energy storage solutions provider for the option to fund and own up to 800 megawatts of battery energy storage projects and almost 200 megawatts of co-located solar projects over the next five years. Large and increasing exposure to intermittent renewables, together with the decommissioning of thermal plants, has created significant demand for energy storage in the UK – a dynamic we have great visibility on through First Hydro. We anticipate the buildout of the projects will require up to approximately $260 million of equity (~$65 million net to Brookfield Renewable). This will grow our existing 3,400-megawatt global energy storage portfolio and give us a leading position in the capacity-constrained UK market.

We continued to execute on our growth plans for distributed generation in the fourth quarter. With leading capabilities in North America, South America, Europe and Asia, we are uniquely positioned to be a global solutions provider for clean onsite generation. Our DG operating assets have grown to over 1,400 megawatts and our development pipeline has increased to 6,400 megawatts. In the quarter, we expanded our distributed generation portfolio by acquiring 780 megawatts of operating and development assets in Europe and South America and we also signed a strategic agreement with Shoals Technologies Group, a leading provider of solutions for storage, solar and eMobility, to pursue distributed renewable energy generation and EV charging solutions across the U.S.

In Asia, we completed the acquisition of over 300 megawatts of wind, including a transaction alongside Apple’s Renewable Energy Fund, increasing our footprint in the region as well as benefiting from synergies with our existing operations.

Finally, we achieved a record level of development over 2021. We commissioned approximately 1,000 megawatts of new capacity and finished the year with almost 15,000 megawatts of construction and advanced-stage projects. These projects are diversified across distributed- and utility-scale solar, wind, storage, hydro and green hydrogen in 14 different countries. In total, we expect these projects to contribute almost $180 million in annual FFO to our business once completed.

Results From Operations

In 2021, we generated FFO of $934 million or $1.45 per unit, a 10% increase from 2020 or 17% on a normalized basis, as the business benefited from recent acquisitions, strong underlying asset availability, and execution on organic growth initiatives.

During the year, our hydroelectric segment delivered FFO of $639 million. The portfolio continues to exhibit strong cash flow resiliency given the increasingly diversified asset base, strong price environment and our recent recontracting initiatives delivering strong results even when generation was below long-term average.

Our wind and solar segments generated a combined $581 million of FFO, representing a 55% increase over the prior year. We benefited from contributions from acquisitions, and approximately 770 megawatts of solar and wind projects commissioned during the year.

Our energy transition segment generated $162 million of FFO. Revenues from our pumped storage assets as well as our distributed generation portfolio continue to demonstrate strong growth as global electricity generation decarbonizes. Over the past three years, our distributed generation portfolio grew revenue by approximately 40% annually, bolstered by the acquisitions and strategic partnerships we have signed.

Balance Sheet And Liquidity

Our financial position remains robust, with approximately $4.1 billion of total available liquidity at year end, and our business model is self-funded. During the year, we executed on key financing and capital raising initiatives aimed at maintaining robust access to capital and a prudent debt maturity ladder, as well as maintaining a low-risk, investment-grade balance sheet.

During 2021, we continued to take advantage of the low interest environment. We executed on $13 billion of investment grade financings, including $1.5 billion of upfinancings net to Brookfield Renewable, securing a weighted average debt maturity of 13 years with no material maturities over the next three years. With these financing activities completed, our business is well protected against the potential of rising interest rates. We have very limited exposure to near-term maturities or floating interest rates across our business.

We also continue to use opportunistic capital recycling as an important lever to drive value and fund growth. During the year, we executed on agreements to sell over 1,600 megawatts, generating proceeds of $1.5 billion ($540 million net to Brookfield Renewable), including an agreement in the fourth quarter to sell a 625-megawatt solar PV portfolio in Mexico at an attractive valuation of $400 million (~$50 million net to Brookfield Renewable).

Outlook

Our long-term goal remains, as always, to deliver 12% to 15% long-term total returns on a per-unit basis. We plan to accomplish this through the prudent execution of our capital allocation strategy and the application of our operating expertise to both enhance value and de-risk our business, while maintaining an investment-grade balance sheet.

On behalf of our employees and directors, we would like to express our sincerest appreciation to our investors and many business partners for their contributions to our success. Thank you for your continued support. We look forward to updating you on our progress in 2022.

Sincerely,

Connor Teskey
Chief Executive Officer
February 4, 2022

Endnotes

(1) Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.
(2) Available liquidity of $4.1 billion refer to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the 2021 Annual Report.

(3) Incremental FFO attributable to the Lievre PPA of $100 million is calculated assuming proceeds are deployed earning a 16% FFO yield, less financing costs.
(4) 12-15% target returns are calculated as annualized cash return on investment.

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (“Brookfield Renewable”) is a globally diversified, multi-technology, owner and operator of clean energy assets.
Our business model is to utilize our global reach to acquire and develop high quality clean energy assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.
One of the largest, public pure play renewable businesses globally. Brookfield Renewable has a 20-year track record as a publicly traded operator and investor in the renewable power sector. Today we have a large, multi-technology and globally diversified portfolio of pure-play clean energy assets that are supported by approximately 3,200 experienced operators. Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio consists of approximately 21,000 MW of installed capacity largely across four continents, a development pipeline of approximately 62,000 MW, and annualized long-term average generation on a proportionate basis of approximately 29,600 GWh.
The following charts illustrate revenue on a proportionate basis(1):
(1) Figures based on revenue adjusted for LTA generation for the last twelve months, proportionate to Brookfield Renewable.

Helping to accelerate the decarbonization of the electricity girds. Climate change is viewed as one of the most significant and urgent issues facing the global economy, posing immense risks to social and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that we are well positioned to deliver solutions in support of decarbonization and transition. With our scale and global operating, development and investing capabilities, we are well situated to partner with governments and businesses to help them achieve their decarbonization goals.
Stable, diversified and high-quality cash flows with attractive long-term value for LP unitholders. We intend to maintain a stable, predictable cash flow profile primarily sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% of our 2022 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to Brookfield. Our PPAs have a weighted-average remaining duration of 15 years, on a proportionate basis, providing long-term cash flow visibility.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants.

Approximately 90% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 16% and approximately 90% of our borrowings are non-recourse. Corporate borrowings and non-recourse borrowings each have weighted-average terms of approximately 13 years, with no material maturities over the next five years. Approximately 90% of our financings are fixed-rate, and only 5% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2021 is approximately $4.1 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operating and development expertise. Brookfield Renewable has approximately 3,200 experienced operators and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating, developing and managing power generation facilities span over 100 years and include full operating, development and power marketing capabilities.
Well positioned for cash flow growth. We are focused on delivering resilient, stable distributions plus meaningful growth through all market cycles by driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in the vast majority of our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 62,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis.
Disciplined and Contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. In the last five years, we have deployed approximately $5 billion of equity as we have invested in, acquired, or commissioned approximately 9,400 MW across hydroelectric, wind, solar and storage facilities. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have in the past pursued, and we may continue to pursue, development and acquisitions through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships and strategic relationship agreements with corporate offtakers.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) MANAGEMENT

Introduction

At Brookfield Renewable, we have over 120 years of experience operating critical, long-duration electricity assets. With this depth of experience comes the understanding that maintaining a social license to operate is central to preserving capital, mitigating risk, and creating long-term value. Fundamentally, strong ESG practices drive further economic value to our business and inherently create higher barriers to entry. Most importantly, operating a business with strong ESG principles is just the right thing to do. As such, we integrate relevant ESG considerations into our investing and operating strategies. We believe this philosophy creates an inherent alignment of interest between us and our partners, investors and stakeholders.

As one of the largest owners, operators and investors in clean energy assets globally, we are helping to accelerate the decarbonization of electricity grids. Our carbon footprint is one of the lowest in the sector, and our annual generation of 61 terawatt-hours avoids approximately 29 million tonnes of carbon dioxide emissions annually. We offer public investors access to one of the largest public, pure-play clean energy companies globally. As one of the largest issuers of green bonds globally, we offer debt investors the ability to invest in our renewable power portfolio or in assets directly. Finally, we offer customers the ability to procure renewable generation across multiple technologies.

We are key partners to all our stakeholders, and as operators of critical infrastructure, maintaining socially responsible practices - from health and safety to community relations to environmental protection - is a critical component of operations. We have a health, safety and environmental culture including a focus on zero high-risk incidents, being events that could have resulted in serious injuries to people or severe impacts to our operations or the environment. We actively engage with community groups that might be affected by our activities to integrate their interests, safety and well-being into our decision-making, and we use our resources to contribute directly to projects, non-profit organizations, and recreational and educational programs.

We operate with the highest ethical standards, conducting our business with integrity. We aim for best practice, going beyond compliance. We are also strengthening sour practices to ensure that our ESG strategy and principles are integrated into the strategic planning of each business, and in our regular reporting on ESG to our Board of Directors.

As our business grows, our ESG strategy will continue to evolve with it, and we remain focused on identifying and implementing new processes to continue to identify and track areas for potential improvement. Furthermore, we recognize that it is important to effectively communicate our ESG initiatives to our investors, because it increasingly influences their decisions. As such, our annual ESG report is available on our website, that, among other things, illustrates the on-the-ground work we do to maintain our social license to operate.

Our ESG Principles

Our ESG Principles are summarized in the following table:

Mitigate the impact of our operations on the environment	Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time. Support the goal of net zero greenhouse gas (GHG) emissions by 2050 or sooner.

Ensure the well-being and safety of employees
Foster a positive work environment based on respect for human rights, valuing diversity, and zero tolerance for workplace discrimination, violence or harassment.
Operate with leading health and safety practices to support the goal of zero high-risk safety incidents.

Uphold strong governance practices
Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics.
Maintain strong stakeholder relationships through transparency and active engagement.

Be good corporate citizens	Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions. Support philanthropy and volunteerism by our employees.

ESG in our Investment Process

To formally incorporate ESG diligence into our investment process, we undertake the following steps for each potential investment:

1.Due Diligence
a.Utilize internal ESG guidelines to define project scope and conduct initial screen of ESG issues
b.Identify the material ESG factors relevant to the potential investment's industry
c.Ensure compliance with ESG standards using internal experts or external consultants via a review of available information and documents and by site visits
d.Determine the impact of material ESG factors on underwriting assumptions and provide required disclosures in the investment committee presentation once diligence is finalized
2. Investment Decision
a.Develop a post-acquisition ESG action plan
b.Investment Committee makes investment decision, taking into account the impacts of identified ESG factors
3. Integration & Ongoing Monitoring
a.Prioritize and revisit ESG factors on an ongoing basis
b.Work with company management on priorities for ESG-related performance improvements
c.Track relevant ESG KPIs
d.Continually look for ways to create value by improving management of ESG factors

Our ESG Priorities

Environmental: Providing Sustainable Solutions
We understand that climate change is one of the most significant and urgent issues facing the global economy, posing serious risks to communities, businesses and ecosystems around the world. Our strategy is focused on accelerating the transition to net zero by adding renewable growth, reducing emissions across our portfolio and managing the risks of climate change in our business. This includes the following:

1.Offer solutions to support the decarbonization of the world: The global economy is transforming from reliance on fossil fuel-related energy sources to a low-carbon economy. At Brookfield Renewable, we actively work to continue to position the business to be a meaningful participant in the decarbonization of the globe by growing our clean energy business.

2.Measure, reduce, and avoid greenhouse gas (“GHG”) emissions: We measure our GHG emissions with a focus on reducing our emissions on a pathway to net zero. We also track our avoided emissions, meaning GHG emissions that would have been produced had the electricity we generate been sourced from non-renewable fossil fuels. Our portfolio's annual generation together with our development pipeline (once completed) will avoid approximately 77 million tonnes of carbon dioxide emissions annually, which is equivalent to:
a.16 million vehicles removed from the road
b.26 million tons of waste recycled instead of landfilled
c.14 million homes’ electricity use for one year
d.Over 1 billion trees planted
e.Nearly 3 times London, England's emissions in one year

3.Conduct climate change risk assessments: As a global clean energy business, we are aware that our assets could be adversely impacted by climate change. We therefore actively assess our physical and transition risks and are developing plans where necessary to mitigate these risks.

4.Support the market for green securities: We have been significantly involved in green finance having to date raised approximately $10 billion in corporate and project-level green securities and facilities. Our project-level green bonds have all received E-1 Green Evaluation scores from S&P, the highest on its scale, citing Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation.

Social: Building Trust
Proactively engaging with communities is integral to our operations as it creates an alignment of values and earns us our social license to operate. We cultivate local relationships by directly engaging with communities, often through in-person meetings with landowners, business owners, recreational organizations and NGOs. We also contribute to community projects, non-profit organizations, local tourism, and recreational and educational programs. In 2021, we partnered with a variety of local organizations, with a focus on key areas such as support for economic development, education and research, health, well-being, quality of life, environment impact mitigation, and project conversation. Further, during the year, we contributed almost $3 million in charitable donations across over 250 charitable organizations.

As owners and operators of critical electricity infrastructure assets, managing the health and safety of our employees and all the people who access our facilities is our top priority. We take a proactive approach that goes well beyond regulatory requirements to protect our stakeholders. We have a comprehensive health and safety management system including a training program which all employees and contractors are required to participate in. We also have a zero high-risk incidents culture, which is means our policies, training and investigations are focused on managing potential high-risk incidents.

Our talent management approaches focus on creating opportunities and supporting our employees in unlocking their full potential. We focus on diversity and inclusion from the recruitment stage, through leadership training programs, our comprehensive compensation and benefits packages, and our policies and procedures. We leverage the benefits of diversity by upholding an inclusive environment that encourages contributions from all individuals and provides equal development and advancement opportunities. We also provide opportunities and promote success for our female employees. At Brookfield Renewable, 50% of our executive management team and 25% of our Board of Director's independent members are women.

Governance: Building a Business Responsibly

We operate with the highest ethical standards, conducting our activities with honesty and integrity and in compliance with laws and regulations. We work to maintain sound governance practices to promote the accountability of our company and ongoing investor confidence. This involves a continual review of how evolving legislation, guidelines and best practices should be reflected in our approach. Our governance policy framework for operating businesses in which we have a controlling interest includes several noteworthy components, and we ensure that our employees adhere to these high standards:

Code of Business Conduct and Ethics
Each operating business is required to adopt our Code of Business Conduct and Ethics or ensure that existing practices are consistent with it and equal in substance. Each of our employees is also required to certify compliance with the Code of Business Conduct and Ethics annually.

Anti-bribery and corruption (ABC) policy
We have a zero-tolerance approach to bribery, including facilitation payments, and we require that our operating businesses adopt equally stringent ABC policies. Each employee is required to complete annual ABC training.

Ethics hotline
We require every operating business to have a whistle-blower hotline in operation. We also take measures to ensure that every employee is aware of the existence and purpose of the hotline.

Conflicts of interest policy
As part of our obligation to act in the best interest of our investors, we adhere to a rigorous conflict of interest policy. Each potential investment is screened for possible conflicts and, if they are identified, they are elevated for review to the Brookfield Conflicts Committee, which is overseen by several senior executives and the Chief Compliance Officer of Brookfield, prior to execution of the transaction. In certain circumstances, the independent Directors of the relevant Brookfield Renewable Board are asked to review and consider for approval matters involving conflicts of interest.

Personal trading policy
We maintain a stringent personal trading policy. Employees who are actively involved in recommending or making investment decisions on an ongoing basis, as well as their family members living in the same household, are restricted from being involved in trading with any non-Brookfield Renewable equity securities.

We integrate ESG into our decision-making, processes and management systems. From our Board of Directors to the CEOs of our operating businesses and the executives on the ESG Steering Committee, there is full engagement of our leadership in the implementation

Management’s Discussion and Analysis
For the year ended December 31, 2021
This Management’s Discussion and Analysis for the year ended December 31, 2021 is provided as of February 28, 2022. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise. The LP units, exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 9 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 9 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 10 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – 2021 HIGHLIGHTS

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2021	2020
Selected financial information
Revenues	$4,096	$3,810
Net loss attributable to Unitholders	(368)	(304)
Basic and diluted net income (loss) per LP unit(1)	(0.69)	(0.61)
Proportionate Adjusted EBITDA(2)	1,876	1,614
Funds From Operations(2)	934	807
Funds From Operations per Unit(2)(3)	1.45	1.32
Distribution per LP unit	1.22	1.16

Operational information
Capacity (MW)	21,049	18,844
Total generation (GWh)
Long-term average generation	58,913	57,457
Actual generation	56,629	52,782

Proportionate generation (GWh)
Long-term average generation	29,852	27,998
Actual generation	27,150	26,052
Average revenue ($ per MWh)	87	81
(1)Average LP units for the year ended December 31, 2021 were 274.9 million (2020: 271.1 million).
(2)Non-IFRS measure. For reconciliations to the most directly comparable IFRS measure, see “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2021 were 645.6 million (2020: 609.5 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

AS AT DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	December 31, 2021	December 31, 2020
Liquidity and Capital Resources
Available liquidity	$4,069	$3,270
Debt to capitalization – Corporate	8%	6%
Debt to capitalization – Consolidated	33%	27%
Non-recourse borrowings – Consolidated	90%	88%
Fixed rate debt exposure on a proportionate basis(1)	98%	96%
Corporate borrowings
Average debt term to maturity	13 years	14 years
Average interest rate	3.9%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	13 years	11 years
Average interest rate	4.2%	4.0%
(1)Total floating rate exposure is 7% (2020: 9%) of which 5% (2020: 5%) is related to floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Operations
Funds From Operations increased to $934 million or $1.45 on a per Unit basis, representing a 16% increase from the prior year driven by:
•Contributions from growth, including 952 MW of development assets reaching commercial operation and the acquisitions of both an 845 MW wind farm in Oregon and a 360 MW distributed generation portfolio in the United States;
•Higher realized prices across most markets on the back of inflation escalation, commercial contracting initiatives, and higher global power prices;
•Partly offset by unfavorable same store generation
After deducting non-cash depreciation, foreign exchange and derivative gains and other, net loss attributable to Unitholders was $368 million or $0.69 per LP unit, compared to net loss attributable to Unitholders of $304 million or $0.61 per LP unit in the prior year.
Refer to Part 2 - Financial Performance Review on Consolidated Information in this Management’s Discussion and Analysis for details on consolidated statements of income (loss).
We continued to focus on extending our contract profile as we completed the following:
•Secured contracts to deliver 11,000 GWh of clean energy annually including 6,000 GWh to corporate offtakers;
•Signed a 40-year inflation-linked power purchase agreement at a Canadian hydroelectric facility with Hydro Quebec
Liquidity and Capital Resources
Our access to diverse pools of capital continues to be strong and backed by a resilient balance sheet
•Liquidity position remains robust, with $4.1 billion of total available liquidity and no meaningful near-term maturities
•Capitalized on both the low interest rate environment and long-term nature of our assets, and sourced liquidity from diverse funding levers:
◦Secured approximately $7.1 billion of investment grade non-recourse financings across our diverse portfolio during the year, including a C$1.1billion strategic upfinancing of a Canadian hydroelectric facility concurrent with the signing of a power purchase agreement with Hydro Quebec
◦Issued two series of our fixed-rate green perpetual subordinated notes for total proceeds of $610 million during the year
◦Signed or closed on several capital recycling initiatives that are expected to generate over $1.5 billion of proceeds ($535 million net to Brookfield Renewable) including the sale of mature wind portfolios in Ireland and in the U.S., returning in aggregate, approximately two times our invested capital
Growth and Development
Together with our institutional partners, we agreed to invest over $4.3 billion ($1.1 million net to Brookfield Renewable) of capital across various transactions, including:
•A distributed generation business comprised of 360 MW of operating assets across nearly 600 sites and over 700 MW of development assets for $684 million ($171 million net to Brookfield Renewable), growing our leading distributed generation business in the United States;
•An 845 MW operating and fully contracted wind portfolio in Oregon, one of the largest onshore wind projects in North America with one of the largest repowering opportunities in the world, which we are executing on, for $744 million ($186 million net to Brookfield Renewable);

•Through Isagen, one of the largest privately held generation portfolios in Colombia, comprised of seven recently built run-of-river hydropower plants, with a total capacity of approximately 150 MW for approximately $425 million;
•Subsequent to year-end, a leading utility-scale solar developer in the United States with a 20,000 MW development pipeline for $650 million (approximately $160 million net to Brookfield Renewable). Through this platform, we expect to build out approximately 6,000 MW of new renewable capacity backed by corporate contracts over the next six years;
•A German utility-scale solar developer with 1,700 MW development pipeline in Germany for approximately $80 million (approximately $20 million net to Brookfield Renewable) and expect to develop 800 MW of new renewable capacity over the next six years from this pipeline;
•An agreement with a leading battery energy storage solutions provider in the United Kingdom for the option to fund and own up to 800 MW of battery energy storage and almost 200 MW of co-located solar projects over the next five years; and
•Approximately 780 MW of distributed generation assets in Europe and South America for approximately $45 million ($9 million net to Brookfield Renewable)
During 2021, we continued to progress our development pipeline
•Commissioned 952 MW of development projects, including a 357 MW solar facility in Brazil and continued to advance 15,066 MW of hydroelectric, wind, pumped storage, solar PV and distributed generation development projects, including the repowering of an 845 MW wind farm in Oregon, that are expected to generate annualized Funds From Operations net to Brookfield Renewable of $178 million in aggregate.

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020	2019
Revenues	$4,096	$3,810	$3,971
Direct operating costs	(1,365)	(1,274)	(1,263)
Management service costs	(288)	(235)	(135)
Interest expense	(981)	(976)	(1,001)
Depreciation	(1,501)	(1,367)	(1,271)
Income tax recovery (expense)	(14)	147	(43)
Net (loss) income	(66)	(45)	80
	Average FX rates to USD
C$	1.25	1.34	1.33
	€0.85	0.88	0.89
R$	5.40	5.16	3.95
COP	3,742	3,693	3,280
Current Year Variance Analysis (2021 vs 2020)
Revenues totaling $4,096 million represents an increase of $286 million over same period in the prior year due to the growth of our business. Recently acquired and commissioned facilities contributed 2,455 GWh of generation and $239 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 786 GWh and revenues by $88 million. On a same store, local currency basis, revenues increased by $113 million as the benefit from higher average realized revenue per MWh primarily due to inflation indexation, recontracting initiatives, and higher global merchant power, as well as higher market prices realized on generation from our wind assets in Texas during the winter storm in the first quarter of 2021, which contributed $52 million, was partly offset by lower generation, primarily at our hydroelectric facilities in North America and Brazil.
The weakening of the U.S. dollar relative to the same period in the prior year, primarily against the Canadian dollar and Euros, increased revenues by approximately $22 million, which was partially offset by a $11 million unfavorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $1,285 million, excluding the impact of the Texas winter storm, represents an increase of $11 million over the same period in the prior year as the benefit from cost saving initiatives across our business and recently completed asset sales were more than offset by additional costs from our recently acquired and commissioned facilities and the impact of foreign exchange movements noted above.
Direct operating costs relating to the Texas winter storm event totaled $80 million which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives. The total consolidated impact of the Texas winter storm, net of the $52 million of revenues noted above, amounted to a $28 million loss, of which Brookfield Renewable’s share was not material.
Management service costs totaling $288 million represents an increase of $53 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $981 million represents an increase of $5 million over the same period in the prior year due to the growth of our business and the foreign exchange movements noted above, partly offset by the benefit of recent refinancing activities that reduced our average cost of borrowing.
Depreciation expense totaling $1,501 million represents an increase of $134 million over the same period in the prior year due to the growth of our business and the impact of foreign exchange movements.

Income tax expense totaling $14 million represents an increase of $161 million over the same period in the prior year due to a new tax legislation that was passed during the period that impacted deferred taxes at our Colombian business.
Net loss totaling $66 million represents an increase of $21 million over the same period in the prior year due to the above noted items.
Prior Year Variance Analysis (2020 vs 2019)
Revenues totaling $3,810 million represents a decrease of $161 million over the same period in the prior year. Growth from acquired facilities contributed 1,303 GWh of generation and $213 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 534 GWh and revenues by $79 million. On a same store, local currency basis, revenues decreased $107 million primarily due to lower generation relative to long-term average and the prior year when we experienced above-average hydrology conditions, which was partly offset by higher average pricing which benefited from inflation indexation of our contracts and re-contracting initiatives.
The strengthening of the U.S. dollar relative to the same prior period in the prior year, primarily against the Brazilian real and Colombian peso, reduced revenues by approximately $188 million, which was partially offset by a $139 million favorable foreign exchange impact on our operating, interest and depreciation expenses.
Direct operating costs totaling $1,274 million represents an increase of $11 million over the same period in the prior year due to cost reduction initiatives across our business and the impact of foreign exchange movements noted above being more than offset by higher power purchases, which are passed through to our customers, and additional costs due to growth from our recently acquired and commissioned facilities.
Management service costs totaling $235 million represents an increase of $100 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $976 million represents a decrease of $25 million over the same period in the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing and the foreign exchange movements noted above.
Net loss totaling $45 million represents a decrease of $125 million over the same period in the prior year due to the above noted items.

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2021	2020
Assets held for sale	$58	$57
Current assets	2,861	1,742
Equity-accounted investments	1,107	971
Property, plant and equipment, at fair value	49,432	44,590
Total assets	55,867	49,722
Liabilities directly associated with assets held for sale	6	14
Corporate borrowings	2,149	2,135
Non-recourse borrowings	19,380	15,947
Deferred income tax liabilities	6,215	5,515
Total liabilities and equity	55,867	49,722
	FX rates to USD
C$	1.26	1.27
	€0.88	0.82
R$	5.58	5.20
COP	3,981	3,432
Property, plant and equipment
Property, plant and equipment totaled $49.4 billion as at December 31, 2021 compared to $44.6 billion as at December 31, 2020. The $4.8 billion increase was primarily attributable to a $4.5 billion annual revaluation which recognized the benefit of higher power prices across most markets and the expected growth in demand for renewable power. Our acquisitions during the year, including an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction assets and over 700 MW of development assets in the United States, and our continued investments in the development of power generating assets and our sustaining capital expenditure, all increased property, plant and equipment by $4.6 billion. The increase was partially offset by the sale of a 391 MW wind portfolio in the United States, a 656 MW operating and development wind portfolio in Ireland and a 271 MW development wind portfolio in Scotland, which decreased property, plant and equipment by $1.3 billion, and depreciation expense associated with property, plant and equipment of $1.5 billion for the year. The devaluation of the Brazilian real and the Colombian peso against the U.S. dollar, also resulted in a net decrease to property, plant and equipment of $1.5 billion.
See Note 12 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.
RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.

In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
From time to time, Brookfield Reinsurance Partners L.P., an associate of Brookfield, and its associates may take part in financings of Brookfield Renewable, including alongside other market participants. Such financings are non-recourse to Brookfield Renewable and are recorded within Non-recourse borrowings on the consolidated statements of financial position.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the interest rate applicable on the borrowed amounts is LIBOR plus up to 1.8%. As at December 31, 2021, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amounts of nil as at December 2021 (2020:$325 million). The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2021 was $2 million (2020: $1 million).
In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 29 – Related party transactions in our audited annual consolidated financial statements. For a description of certain of our agreements with Brookfield, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ending December 31, 2021.

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2021	2020	2019
Revenues
Power purchase and revenue agreements	$103	$286	$558
Wind levelization agreement	—	—	1
	$103	$286	$559
Direct operating costs
Energy purchases	$—	$—	$(22)
Energy marketing fee and other services	(8)	(4)	(20)
Insurance services(1)	(26)	(24)	(23)
	$(34)	$(28)	$(65)
Interest expense
Borrowings	$(2)	$(2)	$(7)
Contract balance accretion	(21)	(13)	(8)
	$(23)	$(15)	$(15)
Management service costs	$(288)	$(235)	$(135)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2021 were nil (2020 was nil and 2019: less than $1 million). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates, and of the 2021 term premiums to be remitted to Brookfield, $1 million was recorded in the Consolidated statements of income in 2021.

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2021	2020
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$57	$46
Due from related parties
Amounts due from	Brookfield	21	36
	Equity-accounted investments and other	14	20
		35	56
Non-current assets
Other long-term assets
Contract asset	Brookfield	388	409

Amounts due from	Equity-accounted investments and other	142	6
		142	6

Current liabilities
Due to related parties
Amount due to	Brookfield	119	455
	Equity-accounted investments and other	13	21
Accrued distributions payable on LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units and GP interest	Brookfield	32	30
		164	506
Non-recourse borrowings
	Brookfield Reinsurance and associates	51	—
	Brookfield	30	15
		81	15
Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	34	11
Contract liability	Brookfield	635	602
		$669	$613

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at December 31, 2021, to the extent that LP unit distributions exceed $0.200 per LP unit per quarter, the incentive distribution is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $80 million were declared during the year ended December 31, 2021 (2020: $65 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) does not have a fixed maturity date and is not redeemable at the option of the holders. As at December 31, 2021, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In July 2021, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2021 in connection with the normal course issuer bid.
Perpetual subordinated notes
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%.
In December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $260 million of perpetual subordinated notes at a fixed rate of 4.875%.
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $12 million on the perpetual subordinated notes during the year ended December 31, 2021 (2020: nil). Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction costs, is $592 million as at December 31, 2021.
Preferred limited partners’ equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed by Brookfield Renewable.
In the third quarter of 2021, Brookfield Renewable redeemed all of the outstanding Series 9 Preferred Limited Partnership Units for C$200 million or C$25 per Series 9 Preferred Limited Partnership Unit.
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Preferred units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Preferred units. Preferred unit holders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Preferred units during 2021 in connection with the normal course issuer bid.
Subsequent to year-end, in January 2022, Brookfield Renewable redeemed all of the outstanding Series 5 Preferred Limited Partnership Units for C$73 million or C$25.25 per Series 5 Preferred Limited Partnership Unit.
Limited partners’ equity, Redeemable/Exchangeable partnership units, and BEPC exchangeable shares
As at December 31, 2021, Brookfield Asset Management owns, directly and indirectly 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.
During the year ended December 31, 2021, Brookfield Renewable issued 230,304 LP units (2020: 182,966 LP units) under the distribution reinvestment plan at a total value of $9 million (2020: $6 million).
During the year ended December 31, 2021, exchangeable shareholders of BEPC exchanged 16,071 BEPC exchangeable shares (2020: 136,517 BEPC exchangeable shares) for an equivalent number of LP units at a total value of $1 million (2020: $2 million).
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the years ended December 31, 2021 and 2020.

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	10,470	11,863	12,167	12,166	$804	$824	$528	$562	$380	$420
Brazil	3,626	3,663	4,004	4,004	169	175	155	177	131	152
Colombia	3,950	2,999	3,555	3,488	224	211	159	131	128	90
	18,046	18,525	19,726	19,658	1,197	1,210	842	870	639	662
Wind
North America	4,009	3,560	5,051	4,239	370	263	277	196	200	123
Europe	1,029	908	1,077	1,002	125	105	187	96	164	79
Brazil	589	552	670	671	29	27	23	24	17	17
Asia	469	428	451	443	32	28	24	25	15	18
	6,096	5,448	7,249	6,355	556	423	511	341	396	237
Solar	1,777	1,284	2,016	1,510	348	245	298	232	185	139
Energy transition(1)	1,231	795	861	475	314	169	214	130	162	103
Corporate	—	—	—	—	—	—	11	41	(448)	(334)
Total	27,150	26,052	29,852	27,998	$2,415	$2,047	$1,876	$1,614	$934	$807
(1)Actual generation includes 442 GWh (2020: 375 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$1,197	$1,210
Other income	77	105
Direct operating costs	(432)	(445)
Adjusted EBITDA	842	870
Interest expense	(191)	(191)
Current income taxes	(12)	(17)
Funds From Operations	$639	$662

Generation (GWh) – LTA	19,726	19,658
Generation (GWh) – actual	18,046	18,525
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States	8,485	9,104	$73	$59	$403	$399	$304	$305
Canada	1,985	2,759	82	77	125	163	76	115
	10,470	11,863	76	71	528	562	380	420
Brazil	3,626	3,663	47	53	155	177	131	152
Colombia(2)	3,950	2,999	61	60	159	131	128	90
Total	18,046	18,525	$66	$67	$842	$870	$639	$662
(1)Includes realized foreign exchange hedge gains of approximately $23 million included in other income.
(2)Average revenue per MWh was adjusted to net the impact of power purchases.
North America
Funds From Operations at our North American business were $380 million in 2021 versus $420 million in the prior year as higher average revenue per MWh due to the benefits from inflation indexation, generation mix and higher market prices were more than offset by lower generation that was 12% below prior year primarily at our hydroelectric facilities in Ontario, partly offset by stronger generation in New York.
Brazil
Funds From Operations at our Brazilian business were $131 million in 2021 versus $152 million in the prior year. On a local currency basis, Funds From Operations were 10% lower than the prior year as the benefit of inflation indexation and recontracting initiatives was more than offset by lower system-wide hydrology. Funds From Operations were also impacted by the weakening of the Brazilian real versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business were $128 million in 2021 versus $90 million in the prior year as the benefit from higher generation (11% above long-term average) and higher average revenue per MWh on our contracted generation due to inflation indexation and recontracting initiatives were partly offset by lower market prices realized on our uncontracted generation compared to prior year where market prices were high due to unseasonably low system-wide hydrology. Funds From Operations also benefited from the acquisition of 189 MW of hydroelectric facilities during the year ($16 million and 67 GWh).
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$556	$423
Other income	126	43
Direct operating costs	(171)	(125)
Adjusted EBITDA	511	341
Interest expense	(109)	(100)
Current income taxes	(6)	(4)
Funds From Operations	$396	$237

Generation (GWh) – LTA	7,249	6,355
Generation (GWh) – actual	6,096	5,448
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States(1)	2,942	2,426	$91	$69	$197	$108	$146	$57
Canada	1,067	1,134	95	91	80	88	54	66
	4,009	3,560	92	76	277	196	200	123
Europe	1,029	908	121	118	187	96	164	79
Brazil	589	552	49	50	23	24	17	17
Asia	469	428	71	71	24	25	15	18
Total	6,096	5,448	$92	$80	$511	$341	$396	$237
(1)Average revenue per MWh adjusted to exclude the impact of the Texas weather event in February 2021 was $78 per MWh.
North America
Funds From Operations at our North American business were $200 million in 2021 versus $123 million in the prior year due to growth from our increased ownership in TerraForm Power and other acquisitions, net of asset sales and a gain on the sale of development assets in the United States ($70 million and 799 GWh). On a same store basis, Funds From Operations were higher than the prior year as the benefit of higher average revenue per MWh due to generation mix in higher priced markets was partly offset by lower resource in Canada.
Europe
Funds From Operations at our European business were $164 million in 2021 versus $79 million in the prior year primarily due to growth from our increased ownership in TerraForm Power and other acquisitions, net of asset sales and a gain on the sale of our development assets in Ireland and Scotland ($78 million and 61 GWh). On a same store basis, Funds From Operations were higher than prior year primarily due to higher market prices in Spain and higher resource.

Brazil
Funds From Operations at our Brazilian business of $17 million was consistent with the prior year. On a local currency basis, Funds From Operations was 5% higher than the prior year due to the benefit from inflation indexation of our contracts and favorable resource. The increase was fully offset by the weakening of the Brazilian real versus the U.S. dollar.
Asia
Funds From Operations at our Asian wind business were $15 million in 2021 versus $18 million in the prior year as the benefit from favorable resources was more than offset by higher interest expense as a result of upfinancing initiatives to right size the capital structure.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$348	$245
Other income	39	50
Direct operating costs	(89)	(63)
Adjusted EBITDA	298	232
Interest expense	(111)	(90)
Current income taxes	(2)	(3)
Funds From Operations	$185	$139

Generation (GWh) – LTA	2,016	1,510
Generation (GWh) – actual	1,777	1,284
Funds From Operations at our solar business were $185 million in 2021 versus $139 million in the prior year primarily due to the contribution from our increased ownership in TerraForm Power, newly commissioned facilities and other acquisitions during the year, net of asset sales and disposition gains that benefited the prior year ($35 million and 441 GWh). On a same store basis, Fund From Operations were higher than prior year primarily due to favorable resource and higher market price at our Spanish assets.
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$314	$169
Other income	18	22
Direct operating costs	(118)	(61)
Adjusted EBITDA	214	130
Interest expense	(49)	(25)
Current income taxes	(3)	(2)
Funds From Operations	$162	$103

Generation (GWh) – LTA	861	475
Generation (GWh) – actual(1)	1,231	795
(1) Actual generation includes 442 GWh (2020: 375 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.

Funds From Operations at our energy transition business were $162 million in 2021 versus $103 million in the prior year due to the contribution from our distributed generation portfolio through our increased ownership in TerraForm Power and other acquisitions ($49 million and 397 GWh). On a same store basis, Fund From Operations increased over prior year due to higher pricing for grid stability services provided by our United Kingdom pumped storage facility on the back of higher and more volatile power prices.
CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2021	2020
Other income	$41	$64
Direct operating costs	(30)	(23)
Adjusted EBITDA	11	41
Management service costs	(288)	(217)
Interest expense	(78)	(79)
Distributions(1)	(93)	(79)
Funds From Operations	$(448)	$(334)
Deferred taxes and other	(5)	(227)
Net loss	$(453)	$(561)
(1)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.
Management service costs totaling $288 million increased $71 million compared to the prior year due to the growth of our business.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	11,863	13,118	12,166	12,238	$824	$905	$562	$622	$420	$459
Brazil	3,663	3,707	4,004	3,996	175	234	177	181	152	150
Colombia	2,999	3,096	3,488	3,488	211	237	131	144	90	101
	18,525	19,921	19,658	19,722	1,210	1,376	870	947	662	710
Wind
North America	3,560	2,969	4,239	3,556	263	223	196	163	123	98
Europe	908	904	1,002	996	105	95	96	67	79	48
Brazil	552	630	671	647	27	37	24	28	17	19
Asia	428	291	443	290	28	20	25	16	18	10
	5,448	4,794	6,355	5,489	423	375	341	274	237	175
Solar	1,284	773	1,510	782	245	138	232	126	139	74
Energy transition(1)	795	550	475	196	169	132	130	87	103	70
Corporate	—	—	—	—	—	—	41	10	(334)	(268)
Total	26,052	26,038	27,998	26,189	$2,047	$2,021	$1,614	$1,444	$807	$761
(1)Actual generation includes 375 GWh (2019: 374 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Revenue	$1,210	$1,376
Other income	105	22
Direct operating costs	(445)	(451)
Adjusted EBITDA	870	947
Interest expense	(191)	(210)
Current income taxes	(17)	(27)
Funds From Operations	$662	$710

Generation (GWh) – LTA	19,658	19,722
Generation (GWh) – actual	18,525	19,921
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue Per MWh(1)		Adjusted EBITDA		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	9,104	10,525	$59	$66	$399	$473	$305	$358
Canada	2,759	2,593	77	74	163	149	115	101
	11,863	13,118	71	68	562	622	420	459
Brazil	3,663	3,707	53	63	177	181	152	150
Colombia(2)	2,999	3,096	60	55	131	144	90	101
Total	18,525	19,921	$67	$65	$870	$947	$662	$710
(1)Includes realized foreign exchange hedge gains of approximately $40 million included in other income.
(2)Average revenue per MWh was adjusted to net the impact of power purchases.
North America
Funds From Operations at our North American business were $420 million in 2020 versus $459 million in the prior year as higher average revenue per MWh due to the benefits from inflation indexation and cost saving initiatives were more than offset by generation that was 10% below prior year in which we benefited from above average generation (7% above long-term average). Funds from Operations were also impacted by the partial sale of a 25% interest in certain of our Canadian assets ($3 million and 64 GWh) in the first quarter of 2019.
Brazil
Funds From Operations at our Brazilian business were $152 million in 2020 versus $150 million in the prior year. On a local currency basis, Funds From Operations increased 32% versus the prior year primarily due to cost reduction initiatives, higher average revenue per MWh due to inflation indexation and recontracting initiatives, and a positive ruling regarding historical under allocations of generation to our facilities under the centralized pooling mechanism in Brazil. The increase was partly offset by the weakening of the Brazilian real versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business were $90 million in 2020 versus $101 million in the prior year. On a local currency basis, Funds From Operations increased slightly compared to the prior year as the benefit from cost reduction initiatives and higher average revenue per MWh due to inflation indexation and recontracting initiatives were partly offset by generation that was 14% below long-term average. The increase was more than offset by the weakening of the Colombian peso versus the U.S. dollar.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Revenue	$423	$375
Other income	43	6
Direct operating costs	(125)	(107)
Adjusted EBITDA	341	274
Interest expense	(100)	(96)
Current income taxes	(4)	(3)
Funds From Operations	$237	$175

Generation (GWh) – LTA	6,355	5,489
Generation (GWh) – actual	5,448	4,794
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	2,426	1,897	$69	$67	$108	$85	$57	$45
Canada	1,134	1,072	91	90	88	78	66	53
	3,560	2,969	76	75	196	163	123	98
Europe	908	904	118	105	96	67	79	48
Brazil	552	630	50	59	24	28	17	19
Asia	428	291	71	69	25	16	18	10
Total	5,448	4,794	$80	$78	$341	$274	$237	$175
(1)Includes realized foreign exchange hedge gains of approximately $11 million included in other income.
North America
Funds From Operations at our North American business were $123 million in 2020 versus $98 million in the prior year, primarily due to growth from our increased ownership in TerraForm Power, net of the disposal of a 40% equity interest in an 852 MW wind portfolio in the United States ($15 million and 760 GWh) and the benefit of production guarantees under our long-term service agreements.
Europe
Funds From Operations at our European business were $79 million in 2020 versus $48 million in the prior year primarily due to growth from our increased ownership in TerraForm Power, net of asset sales ($6 million and 97 GWh), and a gain of $22 million realized on the sale of 47 MW of recently developed wind assets in Ireland. On a same store basis, Funds From Operations were higher than prior year as higher market prices due to generation mix and interest cost savings as a result of capital structure optimization were partly offset by lower resources.
Brazil
Funds From Operations at our Brazilian business were $17 million in 2020 versus$19 million in the prior year. On a local currency basis, Funds From Operations increased by 17% over the prior year due to inflation indexation of our contracts and cost reduction initiatives that were partly offset by lower resource. The increase was more than offset by the weakening of the Brazilian real versus the U.S. dollar.
Asia
Funds From Operations at our Asian wind business were $18 million in 2020 versus $10 million in the prior year. The increase is due to higher revenue per MWh attributable to the inflation indexation of our contracts, higher margin from our cost reduction initiatives and contribution from growth following the acquisition of 210 MW in India and 200 MW in China ($4 million and 137 GWh).
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Revenue	$245	138
Other income	50	16
Direct operating costs	(63)	(28)
Adjusted EBITDA	232	126
Interest expense	(90)	(52)
Current income taxes	(3)	—
Funds From Operations	$139	$74

Generation (GWh) – LTA	1,510	782
Generation (GWh) – actual	1,284	773
Funds From Operations at our solar business increased to $139 million in 2020 from $74 million in the prior year, primarily due to the contribution from our increased ownership in TerraForm Power and other acquisitions, net of disposals of assets in South Africa and Thailand ($45 million and 570 GWh).
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Revenue	$169	$132
Other income	22	11
Direct operating costs	(61)	(56)
Adjusted EBITDA	130	87
Interest expense	(25)	(16)
Current income taxes	(2)	(1)
Funds From Operations	$103	$70

Generation (GWh) – LTA	475	196
Generation (GWh) – actual(1)	795	550
(1)Actual generation includes 375 GWh (2019: 374 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
Funds From Operations at our energy transition business were $103 million in 2020 versus $70 million in the prior year due to the contribution from our distributed generation portfolio through our increased ownership in TerraForm Power and acquisitions ($35 million and 246 GWh).

CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2020	2019
Other income	$64	$33
Direct operating costs	(23)	(23)
Adjusted EBITDA	41	10
Management service costs	(217)	(116)
Interest expense	(79)	(92)
Distributions(1)	(79)	(70)
Funds From Operations	$(334)	$(268)
(1)Distributions on Preferred Units and Class A Preference Shares.
Management service costs totaling $217 million increased $101 million compared to the prior year due to the growth of our business.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$31	$56	$222	$(248)	$145	$(12)	$27	$6	$64	$(357)	$(66)
Add back or deduct the following:
Depreciation	368	74	103	411	110	39	37	263	94	2	1,501
Deferred income tax expense (recovery)	(49)	(2)	175	(46)	3	2	4	(34)	(9)	(73)	(29)
Foreign exchange and financial instrument loss (gain)	74	2	(29)	46	(16)	12	(2)	(23)	4	(36)	32
Other(1)	(6)	13	39	119	25	19	(12)	92	55	109	453
Management service costs	—	—	—	—	—	—	—	—	—	288	288
Interest expense	255	33	119	167	22	24	34	187	48	92	981
Current income tax expense (recovery)	3	9	13	—	5	3	5	5	—	—	43
Amount attributable to equity accounted investments and non-controlling interests(2)	(148)	(30)	(483)	(172)	(107)	(64)	(69)	(198)	(42)	(14)	(1,327)
Adjusted EBITDA	528	155	159	277	187	23	24	298	214	11	1,876
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2020:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$102	$110	$263	$(76)	$(15)	$16	$18	$(27)	$64	$(500)	$(45)
Add back or deduct the following:
Depreciation	343	80	90	334	137	40	36	227	75	5	1,367
Deferred income tax expense (recovery)	(38)	(5)	12	(37)	(10)	—	(5)	(26)	(8)	(96)	(213)
Foreign exchange and financial instrument loss (gain)	4	(13)	(20)	(74)	13	(7)	(2)	(16)	5	(17)	(127)
Other(1)	46	31	(3)	28	33	14	7	129	45	318	648
Management service costs	—	—	—	—	—	—	—	—	—	235	235
Interest expense	252	26	122	163	30	26	32	201	30	94	976
Current income tax expense (recovery)	(1)	9	47	—	3	3	2	1	—	2	66
Amount attributable to equity accounted investments and non-controlling interests(2)	(146)	(61)	(380)	(142)	(95)	(68)	(63)	(257)	(81)	—	(1,293)
Adjusted EBITDA	$562	$177	$131	$196	$96	$24	$25	$232	$130	$41	$1,614
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2019:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$178	$65	$292	$(191)	$(12)	$8	$12	$(3)	$(20)	$(249)	$80
Add back or deduct the following:
Depreciation	323	99	89	323	136	46	17	165	71	2	1,271
Deferred income tax expense (recovery)	21	(4)	19	(13)	(17)	—	3	5	2	(43)	(27)
Foreign exchange and financial instrument loss (gain)	(18)	4	9	(14)	28	8	1	—	1	17	36
Other(1)	5	9	4	68	20	(8)	2	94	60	49	303
Management service costs	—	—	—	—	—	—	—	—	—	135	135
Interest expense	262	29	144	179	53	23	21	136	55	99	1,001
Current income tax expense (recovery)	4	12	40	—	5	5	1	1	2	—	70
Amount attributable to equity accounted investments and non-controlling interests(2)	(153)	(33)	(453)	(189)	(146)	(54)	(41)	(272)	(84)	—	(1,425)
Adjusted EBITDA	622	181	144	163	67	28	16	126	87	10	1,444
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the years indicated:

(MILLIONS)	2021	2020	2019
Net income (loss)	$(66)	$(45)	$80
Add back or deduct the following:
Depreciation	1,501	1,367	1,271
Deferred income tax (recovery) expense	(29)	(213)	(27)
Foreign exchange and financial instruments loss (gain)	32	(127)	36
Other(1)	453	648	303
Amount attributable to equity accounted investments and non-controlling interest(2)	(957)	(823)	(902)
Funds From Operations	$934	$807	$761
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the years indicated:

	2021	2020	2019
Basic loss per LP unit(1)	$(0.69)	$(0.61)	$(0.26)
Depreciation	1.43	1.24	1.10
Foreign exchange and financial instruments loss (gain)	0.20	0.06	0.05
Deferred income tax (recovery) expense	(0.21)	(0.29)	(0.05)
Other	0.72	0.92	0.46
Funds From Operations per Unit(2)	$1.45	$1.32	$1.30
(1)During the year ended December 31, 2021, on average there were 274.9 million LP units outstanding (2020: 271.1 million, 2019: 268.3 million).
(2)Average units outstanding, for the year ended December 31, 2021, were 645.6 million (2020: 609.5 million, 2019: 583.5 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, and BEPC exchangeable shares.

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 77%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 15 years on a proportionate basis.

(GWh, except as noted)	2022	2023	2024	2025	2026
Hydroelectric
North America
United States(1)	7,078	6,067	5,319	5,121	4,567
Canada	3,620	3,541	3,528	3,528	3,528
	10,698	9,608	8,847	8,649	8,095
Wind
North America
United States	2,814	2,814	2,250	2,250	2,196
Canada	1,352	1,352	1,352	1,352	1,264
	4,166	4,166	3,602	3,602	3,460
Europe	902	907	907	906	906
Asia	459	459	436	436	459
	5,527	5,532	4,945	4,944	4,825
Solar – Utility	1,790	1,871	1,867	1,862	1,858
Energy transition	857	854	842	837	829
Contracted on a proportionate basis	18,872	17,865	16,501	16,292	15,607
Uncontracted on a proportionate basis	2,039	3,043	4,407	4,616	5,301
Long-term average on a proportionate basis	20,911	20,908	20,908	20,908	20,908
Non-controlling interests	16,690	16,690	16,690	16,690	16,690
Total long-term average	37,601	37,598	37,598	37,598	37,598
Contracted generation as a % of total generation on a proportionate basis	90%	85%	79%	78%	75%
Price per MWh – total generation on a proportionate basis	$85	$88	$91	$92	$94
(1)Includes generation of 1,974 GWh for 2022 , 943 GWh for 2023, and 173 GWh for 2024 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 13 years in Europe, 11 years in Brazil, 3 years in Colombia, and 18 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (41%), distribution companies (21%), industrial users (23%) and Brookfield (15%).

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020
Corporate credit facility(1)	$—	$—	$—	$—
Commercial paper(1)	—	3	—	3
Debt
Medium term notes(2)	2,156	2,140	2,156	2,140
Non-recourse borrowings(3)	—	—	19,352	16,006
	2,156	2,140	21,508	18,146
Deferred income tax liabilities, net(4)	—	—	6,018	5,310
Equity
Non-controlling interest	—	—	12,303	11,100
Preferred equity	613	609	613	609
Perpetual subordinated notes	592	—	592	—
Preferred limited partners’ equity(5)	832	1,028	832	1,028
Unitholders’ equity	9,607	9,030	9,607	9,030
Total capitalization	$13,800	$12,807	$51,473	$45,223
Debt-to-total capitalization	16%	17%	42%	40%
Debt-to-total capitalization (market value)(6)	8%	6%	33%	27%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $30 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $132 million (2020: $122 million) of deferred financing fees and $160 million (2020: $63 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Preferred limited partners' equity as at December 31, 2021 is adjusted to reflect the redemption of C$72 million Series 5 Preferred Units that was completed on January 31, 2021.
(6)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2021	2020
Brookfield Renewable's share of cash and cash equivalents	$540	$291
Investments in marketable securities	151	183
Corporate credit facilities
Authorized credit facilities	2,375	2,150
Draws on credit facilities(1)	(24)	—
Authorized letter of credit facility	400	400
Issued letters of credit	(289)	(300)
Available portion of corporate credit facilities	2,462	2,250
Available portion of subsidiary credit facilities on a proportionate basis	916	546
Available liquidity	$4,069	$3,270
(1)Relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2021			2020
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %	Term (years)	Total	Interest rate %	Term (years)	Total
Corporate borrowings
Medium term notes	3.9	13	$2,156	3.9	14	$2,140
Credit facilities	N/A	5	—	N/A	4	—
Commercial paper	N/A	N/A	—	0.4	<1	3
Proportionate non-recourse borrowings(1)
Hydroelectric	4.9	12	4,913	4.6	9	4,123
Wind	3.9	9	2,371	3.9	10	2,540
Solar	3.3	13	2,736	3.3	13	2,534
Energy transition	3.6	11	996	4.0	11	864
	4.2	13	11,016	4.0	11	10,061
			$13,172			$12,204
Proportionate unamortized financing fees, net of unamortized premiums			(28)			(45)
			13,144			12,159
Equity-accounted borrowings			(351)			(332)
Non-controlling interests			8,736			6,255
As per IFRS Statements			$21,529			$18,082
(1)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest repayable on a proportionate basis as at December 31, 2021:

(MILLIONS)	2022	2023	2024	2025	2026	Thereafter	Total
Debt principal repayments(1)
Medium term notes(2)	$—	$—	$—	$317	$—	$1,839	$2,156
Non-recourse borrowings
Credit facilities	4	—	23	—	—	—	27
Hydroelectric	49	413	78	352	291	2,209	3,392
Wind	6	135	—	—	84	422	647
Solar	16	135	7	5	39	384	586
Energy transition	—	52	6	152	—	239	449
	75	735	114	509	414	3,254	5,101
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	105	102	105	102	151	933	1,498
Wind	174	169	203	172	163	844	1,725
Solar	227	148	141	138	143	1,348	2,145
Energy transition	63	146	41	32	27	238	547
	569	565	490	444	484	3,363	5,915
Total	$644	$1,300	$604	$1,270	$898	$8,456	$13,172
Interest payable(1)(3)
Corporate borrowings(1)	$83	$83	$83	$77	$71	$664	$1,061
Non-recourse borrowings
Hydroelectric	211	208	203	179	154	1,630	2,585
Wind	93	85	76	69	59	171	553
Solar	99	87	77	73	67	286	689
Energy transition	33	31	30	25	18	64	201
	436	411	386	346	298	2,151	4,028
Total	$519	$494	$469	$423	$369	$2,815	$5,089
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2025 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for Brookfield Renewable’s share of the transactions discussed above under “Part 1 - Highlights—Growth and Development”.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2021	2020	2019
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$1,448	$1,392	$1,574
Changes in due to or from related parties	2	59	33
Net change in working capital balances	(716)	(155)	(53)
Operating activities	734	1,296	1,554
Financing activities	2,143	(792)	(402)
Investing activities	(2,504)	(426)	(1,211)
Foreign exchange (loss) gain on cash	(35)	13	(6)
(Decrease) increase in cash and cash equivalents	$338	$91	$(65)
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the year ended December 31, 2021, totaled $1,448 million compared to $1,392 million in 2020 and $1,574 million in 2019, reflecting the strong operating performance of our business during the periods.
The net change in working capital balances shown in the audited annual consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2021	2020	2019
Trade receivables and other current assets	$(515)	$(2)	$(66)
Accounts payable and accrued liabilities	(282)	(91)	17
Other assets and liabilities	81	(62)	(4)
	$(716)	$(155)	$(53)
Financing Activities
Cash flows from financing activities totaled $2,143 million for the year ended December 31, 2021. The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth of our business and generate $3,225 million of net proceeds from corporate and non-recourse upfinancings, including a C$1.1 billion strategic financing of a Canadian hydro facility concurrent with signing a power purchase agreement with Hydro Quebec and $592 million of net proceeds from the issuance of our inaugural perpetual green subordinated notes. During the year, we redeemed our Series 9 Preferred Limited Partnership Units for $153 million.
Distributions paid during the year ended December 31, 2021, 2020 and 2019 to Unitholders were $854 million, $769 million and $684 million, respectively. We increased our distributions to $1.22 per LP unit in 2021 (2020: $1.16 and 2019: $1.10), representing a 5% increase per LP unit, which took effect in the first quarter of 2021. The distributions paid to preferred shareholders, preferred limited partners’ unitholders, perpetual subordinated noteholders and participating non-controlling interests in operating subsidiaries totaled $900 million, $628 million and $913 million, respectively. Our non-controlling interest contributed capital, net of capital repaid, of $689 million during the year ended December 31, 2021

Cash flows used in financing activities totaled $792 million for the year ended December 31, 2020. Our investment grade balance sheet provided access to multiple sources of capital to fund the growth of our business as discussed below in our investing activities. This included proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States during the first quarter of 2020, our issuance of C$350 million ($248 million) ten-year corporate green bonds, and C$425 million ($319 million) thirty-year corporate green bonds, the sale of a 40% equity interest in an 852 MW wind portfolio in the United States and net up-financing proceeds received from non-recourse financings, commercial paper and corporate credit facilities, which was more than offset by the repayments of borrowings, including our repayment of C$400 million ($304 million) Series 8 medium term notes prior to maturity.
Cash flows used in financing activities totaled $402 million for the year ended December 31, 2019. To further optimize our capital structure and enhance our liquidity position, we issued C$175 million Series 15 Preferred Units in the first quarter of 2019 and issued $4.3 billion of long-term debt, including C$600 million corporate green bond financings in Canada, offset by repayments of $3.8 billion during the year, including the early redemption of our Series 7 (C$450 million) medium term notes due 2020 which extended the average maturity of our medium term notes to ten years. To support our growth and recycle capital into more accretive opportunities, we completed the sale of an additional 25% non-controlling interest in a portfolio of select Canadian hydroelectric assets in the first quarter of 2019 for proceeds of $268 million. Distributions paid to non-controlling interests of our operating subsidiaries increased to $844 million in 2019, primarily due to the strong performance of our Colombian business during the year.
Investing Activities
Cash flows used in investing activities totaled $2,504 million for the year ended December 31, 2021. During the year, we recycled the capital from the sale of wind portfolios in Europe and the United States, which closed in the second and third quarter of 2021 for $379 million and $448 million, respectively, into accretive growth opportunities, investing $1,480 million to acquire, among others, an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction solar assets with a development pipeline of over 700 MW of development assets in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of solar developments projects in Brazil, of which 357 MW reached commercial operations during the year, and the continuing initiative to repower existing wind power projects, totaled $1,967 million for the year ended December 31, 2021.
Cash flows used in investing activities totaled $426 million for the year ended December 31, 2020. We invested $316 million into our acquisitions, equity-accounted investments and other financial investments, including a 100 MW solar portfolio in Spain, the second tranche of our convertible securities of TransAlta and a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India. These investments were partially funded by the proceeds received from the completed sale of 47 MW of wind assets in Ireland completed during the fourth quarter of 2020. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of shovel-ready solar development projects in Brazil, was $447 million
Cash flows used in investing activities totaled $1,211 million for the year ended December 31, 2019. During the fourth quarter of 2019, we invested $144 million into our equity-accounted investments, including the formation of a 50-50 joint venture in respect of X-Elio. This investment was partially funded by the proceeds received from the completed sales of five of the six projects making up our wind and solar portfolio in South Africa and 191 MW of wind assets in Europe. Our continued investment in our property, plant and equipment was $460 million. The cash used to acquire a 210 MW wind portfolio in India, a 200 MW wind facility in China, and a 320 MW distributed generation solar facility in the United States totaled $983 million, net of cash acquired.

SHARES, NOTES AND UNITS OUTSTANDING
Shares and units outstanding as at December 31 are as follows:

	2021	2020
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	—
Preferred Units(2)
Balance, beginning of year	52,885,496	44,885,496
Issuance	—	8,000,000
Redemption of preferred LP Units	(8,000,000)	—
Balance, end of year	44,885,496	52,885,496

GP interest	3,977,260	3,977,260

Redeemable/Exchangeable partnership units	194,487,939	194,487,939

BEPC exchangeable shares	172,203,342	172,180,417

LP units
Balance, beginning of year	274,837,890	268,466,704
Issued pursuant to merger with TerraForm Power	—	6,051,704
Distribution reinvestment plan	230,304	182,965
Exchanged for BEPC exchangeable shares	16,071	136,517
Balance, end of year	275,084,265	274,837,890

Total LP units on a fully-exchanged basis(3)	641,775,546	641,506,246
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding;9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one-for-one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding.
(3)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP units.

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2021	2020	2019	2021	2020	2019
Class A Preference Shares	$26	$25	$26	$26	$25	$26
Perpetual Subordinated Notes	$12	$—	$—	$9	$—	$—
Class A Preferred LP units	$55	$54	$44	$55	$52	$43
Participating non-controlling interests – in operating subsidiaries	$810	$551	$844	$810	$551	$844
GP Interest and incentive distributions	$85	$70	$55	$85	$70	$54
Redeemable/Exchangeable partnership units	$237	$250	$268	$237	$250	$267
BEPC exchangeable shares	$209	$116	$—	$207	$100	$—
LP units	$335	$349	$370	$325	$349	$363
LP unit distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase	% Increase	Annual Distribution	Distribution Effective Date
February 2017	$0.05	5%	$1.00	March 2017
February 2018	$0.05	5%	$1.05	March 2018
February 2019	$0.05	5%	$1.10	March 2019
February 2020	$0.06	5%	$1.16	March 2020
February 2021	$0.06	5%	$1.22	March 2021
February 2022	$0.06	5%	$1.28	March 2022

CONTRACTUAL OBLIGATIONS
Please see Note 28 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements for further details on the following:
•Commitments – Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%.
In December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $260 million of perpetual subordinated notes at a fixed rate of 4.875%.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries for the year ended December 31:

(MILLIONS)	2021	2020	2019
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Dividend income from non-guarantor subsidiaries	562	436	2,578
Net income	532	410	2,429
(1)Brookfield Renewable's total revenues for the year ended December 31, 2021 were $4,096 million (2020: $3,810 million and 2019: $3,971 million).

(MILLIONS)	December 31, 2021	December 31, 2020
Current assets(1)	$1,145	$582
Total assets(2)(3)	2,688	1,958
Current liabilities(4)	7,710	6,544
Total liabilities(5)	7,710	6,758
(1)Amount due from non-guarantor subsidiaries was $904 million (2020: $567 million).
(2)Brookfield Renewable's total assets as at December 31, 2021 and December 31, 2020 were $55,867 million and $49,722 million.
(3)Amount due from non-guarantor subsidiaries was $2,360 million (2020: $1,856 million).
(4)Amount due to non-guarantor subsidiaries was $7,463 million (2020: $6,048 million).
(5)Amount due to non-guarantor subsidiaries was $7,463 million (2020: $6,049 million).
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2021, letters of credit issued amounted to $1,048 million (2020: $716 million).

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2021	2020	2019
Operational information:
Capacity (MW)	21,049	18,884	18,883
Total generation (GWh)
Long-term average generation	58,913	57,457	53,926
Actual generation	56,629	52,782	52,560
Proportionate generation (GWh)
Long-term average generation	29,852	27,998	26,189
Actual generation	27,150	26,052	26,038
Average revenue ($ per MWh)	87	81	78
Additional financial information:
Net income (loss) attributable to Unitholders	$ (368)	$ (304)	$ (103)
Basic earnings (loss) per LP unit(1)	(0.69)	(0.61)	(0.26)
Proportionate Adjusted EBITDA(2)	1,876	1,614	1,444
Funds From Operations(2)	934	807	761
Funds From Operations per Unit(2)(3)	1.45	1.32	1.30
Distribution per LP unit	1.22	1.16	1.10
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2021	2020	2019
Property, plant and equipment, at fair value	$ 49,432	$ 44,590	$ 41,055
Equity-accounted investments	1,107	971	937
Total assets	55,867	49,722	46,196
Total borrowings	21,529	18,082	17,300
Deferred income tax liabilities	6,215	5,515	4,855
Other liabilities	4,127	4,358	3,561
Participating non-controlling interests – in operating subsidiaries	12,303	11,100	11,086
General partnership interest in a holding subsidiary held by Brookfield	59	56	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,894	2,721	3,317
BEPC exchangeable shares	2,562	2,408	—
Preferred equity	613	609	597
Perpetual subordinated notes	592	—	—
Preferred limited partners’ equity	881	1,028	833
Limited partners’ equity	4,092	3,845	4,579
Total liabilities and equity	55,867	49,722	46,196
Debt-to-total capitalization (market value)(4)	33%	27%	34%
(1)For the year ended December 31, 2021, average LP units totaled 274.9 million (2020: 271.1 million and 2019: 268.3 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2021 totaled 645.6 million (2020: 609.5 million and 2019: 583.5 million) being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2021				2020
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) – LTA	14,946	13,776	16,092	14,099	14,333	13,446	15,527	14,151
Total Generation (GWh) – actual	14,585	13,533	14,683	13,828	13,247	12,007	13,264	14,264
Proportionate Generation (GWh) – LTA	7,197	6,697	8,356	7,602	7,354	6,618	7,309	6,717
Proportionate Generation (GWh) – actual	6,637	6,125	7,013	7,375	6,583	5,753	6,552	7,164
Revenues	$1,091	$966	$1,019	$1,020	$952	$867	$942	$1,049
Net income (loss) attributable to Unitholders	(57)	(115)	(63)	(133)	(120)	(162)	(42)	20
Basic earnings (loss) per LP unit	(0.12)	(0.21)	(0.13)	(0.24)	(0.22)	(0.29)	(0.11)	0.01
Funds From Operations	214	210	268	242	201	157	232	217
Funds From Operations per Unit	0.33	0.33	0.42	0.38	0.31	0.25	0.40	0.37
Distribution per LP unit	0.30	0.30	0.30	0.30	0.29	0.29	0.29	0.29

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	2,559	2,514	2,913	2,912	$237	$182	$151	$105	$115	$68
Brazil	810	849	1,007	1,007	38	39	26	63	18	58
Colombia	1,100	966	1,004	977	64	57	42	38	40	23
	4,469	4,329	4,924	4,896	339	278	219	206	173	149
Wind
North America	1,044	1,132	1,195	1,349	98	90	53	58	36	38
Europe	262	339	251	357	35	41	36	51	30	45
Brazil	128	141	168	169	5	6	4	6	4	4
Asia	121	123	113	104	8	8	7	8	4	5
	1,555	1,735	1,727	1,979	146	145	100	123	74	92
Solar	356	304	381	338	68	77	67	84	41	51
Energy transition(1)	257	215	165	141	79	54	52	38	37	26
Corporate	—	—	—	—	—	—	(7)	5	(111)	(117)
Total	6,637	6,583	7,197	7,354	$632	$554	$431	$456	$214	$201
(1)Actual generation includes 90 GWh (2020: 98 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
For the three months ended December 31, 2021, Funds From Operations were $214 million versus $201 million in the prior year. Funds From Operations increased $13 million primarily due to contributions from growth, strong asset availability, and favorable hydroelectric generation, particularly at our assets in the United States.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$40	$13	$129	$(97)	$30	$(11)	$21	$(30)	$7	$(69)	$33
Add back or deduct the following:
Depreciation	98	16	26	111	24	9	11	65	21	—	381
Deferred income tax expense (recovery)	(12)	(4)	7	(29)	2	2	—	(23)	(8)	(32)	(97)
Foreign exchange and financial instrument loss (gain)	12	2	—	34	(7)	3	(2)	11	4	(3)	54
Other(1)	2	(5)	—	36	4	6	(17)	39	43	12	120
Management service costs	—	—	—	—	—	—	—	—	—	64	64
Interest expense	69	8	36	40	4	6	9	53	9	21	255
Current income tax expense (recovery)	—	2	(22)	(1)	1	1	2	—	—	—	(17)
Amount attributable to equity accounted investments and non-controlling interests(2)	(58)	(6)	(134)	(41)	(22)	(12)	(17)	(48)	(24)	—	(362)
Adjusted EBITDA	151	26	42	53	36	4	7	67	52	(7)	431
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2020:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$6	$67	$78	$36	$29	$5	$(3)	$35	$23	$(281)	$(5)
Add back or deduct the following:
Depreciation	94	19	23	84	32	10	9	48	17	1	337
Deferred income tax expense (recovery)	(38)	(3)	(3)	(34)	(5)	1	1	(20)	(14)	(70)	(185)
Foreign exchange and financial instrument loss (gain)	(10)	2	(7)	(26)	8	(4)	(6)	(71)	10	(11)	(115)
Other(1)	5	1	(3)	(11)	(24)	4	15	73	(4)	258	314
Management service costs	—	—	—	—	—	—	—	—	—	84	84
Interest expense	63	7	30	35	7	6	8	54	9	24	243
Current income tax expense (recovery)	(1)	2	31	—	2	1	1	1	—	—	37
Amount attributable to equity accounted investments and non-controlling interests(2)	(14)	(32)	(111)	(26)	2	(17)	(17)	(36)	(3)	—	(254)
Adjusted EBITDA	$105	$63	$38	$58	$51	$6	$8	$84	$38	$5	$456
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS)	2021	2020
Net income (loss)	$33	$(5)
Add back or deduct the following:
Depreciation	381	337
Deferred income tax (recovery) expense	(97)	(185)
Foreign exchange and financial instruments loss (gain)	54	(115)
Other(1)	120	314
Amount attributable to equity accounted investments and non-controlling interest(2)	(277)	(145)
Funds from Operations	$214	$201
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS
The following table reconciles the per Unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the three months ended December 31:

	2021	2020
Basic loss per LP unit(1)	$(0.12)	$(0.22)
Depreciation	0.33	0.33
Foreign exchange and financial instruments loss	0.10	—
Deferred income tax expense	(0.13)	(0.22)
Other	0.15	0.42
Funds From Operations per Unit(2)	$0.33	$0.31
(1)Average LP units outstanding for the three months ended December 31, 2021 were 275.0 million (2020: 274.8 million).
(2)Average Units for the three months ended December 31, 2021 were 645.7 million (2020: 645.5 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

PART 7 – BUSINESS RISKS AND RISK MANAGEMENT
RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Management’s objectives are to protect Brookfield Renewable against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 5 – Risk management and financial instruments in the audited annual consolidated financial statements.
The following table outlines Brookfield Renewable’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.
'- Enter into long-term contracts that specify the price at which electricity is sold

- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to fluctuations in electricity prices

- Ensure limits and controls are in place for trading activities

- As of December 31, 2021, we had, on a proportionate basis, approximately 90% of 2022 generation (2020: 84% of 2021 generation) contracted under short-term and long-term power purchase agreements and financial contracts, excluding Brazil and Colombia. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency
We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, Chinese yuan and Malaysia Ringgit – related to operations, anticipated transactions, and certain foreign currency debt.

'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 30% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 40% of our portfolio, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure to currencies in South America and Asia – representing 30% of our portfolio – due to the high costs associated with hedging certain currencies. However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to interest rate risk on the interest rates of our variable-rate debt, and on dividend and distribution rate resets on our Class A Preference Shares and Preferred Units, respectively.
'- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations

- Enter into interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances

- Our proportionate floating rate exposure represents 5% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

Financial Risk	Description of Risk	Management of Risk
Credit
We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions as well as trade receivables are unable to meet their obligations.

'- Diverse counterparty base with long-standing credit histories

- Exposure to counterparties with investment-grade credit ratings

- Use of standard trading contracts and other standard credit risk mitigation techniques

- As at December 31, 2021, 82% (2020: 84%) of Brookfield Renewable’s trade receivables were current

Liquidity
We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend and distribution payments to shareholders and Unitholders, respectively. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to Brookfield Renewable to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt-service coverage ratio. Refer to Note 19 – Capital management of the annual consolidated financial statement for further disclosures.

'- As at December 31, 2021, available liquidity was $4.1 billion. Liquidity is comprised of our share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and our share of subsidiary credit facilities. Details of the available liquidity and debt maturity ladder are included in “PART 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

RISK FACTORS
The following represents the most relevant risk factors relating to Brookfield Renewable's business, and is not all-inclusive. For a description of other possible risks please see the Form 20-F which can be accessed on EDGAR and SEDAR.
Risks Relating to Our Operations and the Renewable Power Industry
Changes to resource availability, as a result of climate change or otherwise, at any of our facilities could adversely affect the amount of electricity that we are able to generate.
The revenues generated by our facilities are correlated to the amount of electricity generated, which is in turn dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including severe wind storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities, in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, revenues and cash flow.
Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our generation facilities and the power markets in which we operate. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
Supply and demand in the energy market is volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of carbon dioxide and other pollutants; the structure of the electricity market; weather conditions (such as extremely hot or cold weather) that impact electrical load; the price of fuel (such as natural gas) that is used to generate electricity; and political instability (such as conflict between Ukraine and Russia and the disruptive impact it might have on European natural gas markets).
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction or retirement of baseload generation capacity (e.g., the timelines associated with the gradual retirement of coal and nuclear capacity in certain markets), the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
As our contracts expire, we may not be able to replace them with agreements on similar terms.
Certain PPAs in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected. Conversely, what appears to be an attractive price at the time of recontracting could, if power prices significantly rise over the PPA’s term, result in us having committed to sell power in the future at below then-market rates.
There is a risk that our concessions and licenses will not be renewed.
We hold concessions and licenses and we have rights to operate our facilities which generally include rights to the land and water required for power generation and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions or licenses are renewed subject to conditions which impose additional costs, or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.
The amount of uncontracted generation in our portfolio may increase.
As at December 31, 2021, approximately 81% of our generation (on a proportionate basis) is contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. In 2020 and 2021, approximately 90% of our generation (on a proportionate basis) was contracted in each of those calendar years. The portion of our portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices may fluctuate substantially over relatively short periods of time and could, in certain circumstances, have an adverse effect on our business, financial condition, results of operations and cash flows.
The ability to deliver electricity to our various counterparties and buildout our development pipeline requires the availability of (and access to) interconnection facilities and transmission systems.
Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to a contractual delivery point and the arrangements and facilities necessary to interconnect generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have an adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery. Insufficient access to transmission and interconnection systems may also constrain our ability to develop new utility scale projects, which require transmission systems to have available interconnection points and the overall capacity necessary to transmit the energy expected to be generated by a development project once it achieves commercial operation. Lack of access to transmission systems could accordingly adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.
The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.

The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, such failures could also result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party could result in new and potentially onerous regulations that could impact Brookfield Renewable’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.
Developments associated with the COVID-19 pandemic could have an adverse effect on our business.
The spread of the COVID-19 virus, including subsequent mutations, and actions taken globally in response to COVID-19, generally disrupted business activities in the jurisdictions in which we operate and elsewhere. Governments around the world implemented measures to control the spread of the virus, including quarantines, social distancing protocols, “stay at home” orders, travel restrictions, business curtailments, school closures and other measures that restricted economic and social activity. Governments and central banks around the world also enacted fiscal and monetary stimulus measures to mitigate the economically harmful impact of these measures.
While our business relies, to a certain extent, on free movement of goods, services, and capital around the world, all of which were restricted as a result of the COVID-19 pandemic, we have not to date experienced the material impacts to our operations, financial condition, cash flows or financial performance that has been experienced by many other businesses. At the outset of the pandemic we implemented a response plan to maintain our operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities and these measure have to date been generally successful.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how COVID-19, including any responses to it, will impact the global economy and our business or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are uncertain, evolving and difficult to predict, including, but not limited to, new information which may emerge concerning additional variants of COVID-19 that may be able to circumvent the protections afforded by existing vaccines and/or may be more transmissible (like the Omicron variant) or result in more severe sickness (like the Delta variant), additional actions which may be taken to contain COVID-19 or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions, and the availability, pace of distribution and social acceptance of effective vaccines and of government efforts to slow the spread of COVID-19.
We may experience direct or indirect impacts from the pandemic, including delays in development or construction activities and contract counterparties failing to meet their obligations. The direct or indirect impacts of the pandemic going forward may also be different from those we currently face. For example, changing workforce patterns and tightening labour market conditions resulting from the pandemic could make it more difficult for us and the Service Provider to secure and retain talented professionals in our core markets. Similarly, supply chain constraints related to the pandemic and economic inflation resulting from government support for economies could result in higher costs for goods and services and adversely impact our business. Any such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows.
We are subject to foreign currency risk which may adversely affect the performance of our operations and our ability to manage such risk depends, in part, on our ability to implement an effective hedging strategy.
A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making such distributions. A significant depreciation in the value of such foreign currencies, measures introduced by foreign governments to control inflation or deflation, currency exchange or export controls may have an adverse effect on our business, financial condition, results of operations and cash flows. When managing our exposure to currency risks, we use foreign currency forward contracts and other strategies to mitigate currency risk and there can be no assurances that these strategies will be successful.
Energy marketing risks may have an adverse effect on our business.

Our energy marketing business involves the establishment of trading positions in the wholesale and retail energy markets. To the extent that we enter into forward purchase contracts or take long positions in the energy markets, a downturn in market prices could result in losses from a decline in the value of such long positions. Conversely, to the extent that we enter into forward sales contracts or take short positions in the energy markets, an upturn in market prices could expose us to losses as we attempt to cover any short positions by acquiring energy in a rising market.
Our trading positions can be impacted by volatility in the energy markets that, in turn, depend on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty. A shift in the energy markets could adversely affect our positions which could also have an adverse effect on our business.
Although we employ a number of risk management controls in order to limit exposure to risks arising from trading activities, we cannot guarantee that losses will not occur and such losses may be outside the parameters of our risk controls.
There are general industry risks associated with the power markets in which we operate.
We currently operate in power markets in North America, South America, Europe and Asia, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our operations are also largely concentrated in a relatively small number of countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, South American, European or Asian economies, or in the economies of the specific countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.
Our operations are exposed to health, safety, security and environmental risks.
The ownership, construction and operation of our generation assets carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have an adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.
Counterparties to our contracts may not fulfill their obligations.
If for any reason, any of the purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received.
We rely on computerized business systems, which could expose us to cyber-attacks.
Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which we rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance, as does similar legislation in certain U.S. states in which we operate. Cyber-security breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.
Risks Relating to Financing
Our ability to finance our operations is subject to various risks relating to the state of capital markets.
We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets could increase the Partnership’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
There is debt throughout our corporate structure that will need to be replaced from time to time. For example, BEP, BRELP and the Holding Entities have corporate debt and certain of our Operating Entities have limited recourse project level debt. Certain of our portfolio companies like TerraForm Power, TerraForm Global and Isagen also have holding company level debt. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness, is dependent on, among other factors, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, the level of future interest rates, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, certain Brookfield Renewable financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to refinance indebtedness or raise new capital on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities may be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.
We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.
Brookfield Renewable is subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, we also acquire businesses and assets that have debt obligations that are in default. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.
Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.
We cannot assure you that any credit rating assigned to Brookfield Renewable or any of its portfolio companies, operating subsidiaries or other subsidiaries or their debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.
Risks Relating to Our Growth Strategy
We may be unable to identify sufficient investment opportunities and complete transactions, as planned.
Our strategy for building value for our Unitholders is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives may be subject to a number of closing conditions, including, as applicable, third-party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether. If returns are lower than anticipated from such initiatives, we also may not be able to achieve growth in our distributions in line with our stated goals and the market value of our Units may decline.
Our operations in the future may be different from our current business, including through future energy transition investments.
Our operations today include hydroelectric, wind, utility solar and distributed generation power generation as well as biomass power generation, cogeneration and storage businesses in North and South America, Europe and Asia. We may acquire interests in other businesses, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise.
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry sectors, and the Service Providers may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business.
A key part of our strategy will involve seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to us. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage Brookfield Renewable, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.

Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise (see Item 4.B “Business Overview — Governmental, Legal and Arbitration Proceedings — Claim Relating to TerraForm Power’s First Wind Acquisition”); risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by Brookfield Renewable, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have an adverse effect on our business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
There are several factors which may affect our ability to develop existing sites, repower existing projects and find new sites suitable for the development of power projects.
Our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction. Failure to achieve any one of these elements may prevent the development and construction of a project. When this occurs we may lose all of our investment in development expenditures and may be required to write-off project development assets.
Development projects may also require large areas of land on which the new projects are to be constructed and operated. Rights to use land can be obtained through freehold title, leases and other rights of use. Land title systems vary by jurisdiction and in some cases it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner or to secure the consent of all land owners. A government, court, regulator, Indigenous group, landowner or other stakeholder may make a decision or take action that adversely affects the development of a project or the demand for its services. For example, a regulator may restrict our access to an asset, or may require us to provide third parties with access. The restriction or curtailment of our rights with respect to an asset by a regulator or otherwise may negatively impact the success of our projects.
Our ability to develop power projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.
Our ability to develop an economically successful project, whether as a greenfield project or by way of a repowering of an existing project, is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, labor disruptions, inclement weather, defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation period) and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labor and other expenses, and a resultant delay in the commencement of cash flow. In addition, such unexpected issues may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery or the failure to meet agreed upon generation levels. This may result in an inability of the project to meet the higher interest and principal repayments arising from the additional debt required. Protracted delays could also result in a given project being in default of other terms of any applicable construction financing arrangements.
In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. In some circumstances, we may be required to notify, consult, or obtain the consent of certain stakeholders, such as Indigenous peoples, landowners, and/or municipalities. In some jurisdictions where we have greenfield power projects, it may be possible to claim Indigenous rights to land and the existence or declaration of Indigenous title may affect the existing or future activities of our projects and impact their business, financial condition and results of operations. In Canada, for example, courts have recognized that Indigenous peoples possess constitutionally protected rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.
Risks Relating to Our Relationship with Brookfield
Brookfield exercises substantial influence over Brookfield Renewable and we are highly dependent on the Service Providers.
A subsidiary of Brookfield Asset Management is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield is able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, BEP holds its interest in the Operating Entities indirectly through BRELP and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield. As BEP’s only substantial asset is the limited partnership interests that it holds in BRELP, except future rights under the Voting Agreement, BEP does not have a right to participate directly in the management or activities of BRELP or the Holding Entities, including with respect to the making of decisions (although it has the right to remove and replace the BRELP GP LP).
BEP and BRELP depend on the management and administration services provided by or under the direction of the Service Provider under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of BEP or BRELP or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield to BEP. Failing to effectively manage our current operations or to implement our strategy could have an adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.
The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.
We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have an adverse effect on our ability to achieve our objectives. The Amended and Restated Limited Partnership Agreement of BEP and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The audited annual consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited annual consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, the related deferred income tax liabilities and decommissioning liabilties. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ending December 31, 2021. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
CRITICAL ESTIMATES
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i)Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our audited annual consolidated financial statements for further details.
Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii)Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.
(iii)Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statements of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.
(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the company’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other power generating facilities. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:
(i)Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.
(ii)Common control transactions
Common control business combinations specifically fall outside the scope of IFRS 3, Business Combinations (“IFRS 3”), and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and to reflect the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii)Property, Plant and Equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(g) – Property, plant and equipment and revaluation method in our audited annual consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of generation not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2029 in Colombia, and 2025 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time thirty-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a twenty-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.
(iv)Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(k) – Financial instruments in our audited annual consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 – Financial instruments (“IFRS 9”) to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.
(v)Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(m) – Income taxes in our audited annual consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable redeemed all of the outstanding Series 5 Preferred Limited Partnership Units for C$73 million or C$25.25 per Series 5 Preferred Limited Partnership Unit.
Subsequent to year-end, Brookfield Renewable, together with institutional partners, completed the acquisition of a 1.7 GW portfolio of utility-scale solar development assets in Germany, for a total investment of €65 million ($76 million), plus working capital adjustments. Brookfield Renewable is expected to hold a 25% interest in the investment.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the acquisition of a utility scale development business with a 20 GW portfolio of utility solar and energy storage development assets in the United States for approximately $650 million (approximately $160 million net to Brookfield Renewable), with additional incentive payments that are payable contingent upon certain milestones being achieved, with Brookfield Renewable expected to hold a 25% interest in the investment.
Subsequent to year-end, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Polenergia. This subscription will increase our interest in Polenergia to 32% (8% net to Brookfield Renewable) and is expected to close in March 2022.
Subsequent to year-end, Brookfield Renewable, together with institutional partners, completed the acquisition of an initial 26% interest in an approximately 700 MW portfolio of operating and development assets in Spain and Mexico. Total equity of $220 million ($55 million net to Brookfield Renewable) is expected to be invested into the project, with the potential to increase ownership interest to almost 60%. Brookfield Renewable is expected to hold a 25% interest in the investment.

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 48% LP unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 52% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2021 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e. North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our audited annual consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “PART 6 – Selected Annual and Quarterly Information – Reconciliation of Non-IFRS measures”.

Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts (“MW”) attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable’s share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of

Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

PART 10 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, including financing and refinancing opportunities and prospects of Brookfield Renewable, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”,“should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: changes to resource availability, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; an increase in the amount of uncontracted generation in our portfolio; availability and access to interconnection facilities and transmission systems; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our facilities; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; the unavailability of necessary equipment, including spare parts and components required for project development; dam failures and the costs and potential liabilities associated with such failures; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; health, safety, security and environmental risks; energy marketing risks; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; labour disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; changes to our current business, including through future energy transition investments; our inability to complete all or some of our capital recycling initiatives; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects;delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all of our operations or investments; political instability or changes in government policy; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of LP units, preferred units or securities exchangeable for LP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP units or BEPC exchangeable shares; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; our lack of independent means of generating revenue; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield acting in a way that is not in our best interests or our unitholders; broader impact of climate change; failure of our systems technology; any changes in the market price of the LP units and BEPC exchangeable shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the audited annual consolidated financial statements.

MANAGEMENT’S RESPONSIBILITY
Management’s Responsibility for Financial Statements
The accompanying consolidated financial statements have been prepared by Brookfield Renewable Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and the code of conduct throughout the company.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.
Ernst & Young LLP, the Independent Registered Public Accountants appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.
The consolidated financial statements have been further reviewed and approved by the Board of Directors of the general partner of Brookfield Renewable acting through its Audit Committee, which is comprised of directors who are not officers or employees of Brookfield Renewable. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 28, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or the “Partnership”) as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable at December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Brookfield Renewable’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of Brookfield Renewable’s management. Our responsibility is to express an opinion on Brookfield Renewable’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Brookfield Renewable in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revaluation of power generating assets
Description of the Matter	The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2021, property, plant and equipment on the balance sheet totaled $49,432 million. Revaluations of property, plant and equipment recognized in the statement of comprehensive income totaled a gain of $4,573 million and a loss in the statement of income (loss) of ($59) million for 2021. As discussed in Notes 1(g), 1(q)(i) and 1(r)(iii) and 12 – Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

Management applies a dual approach which involves a discounted cash flow model as well as a market evaluation in determining the fair value of the Partnership’s power generating assets. Significant assumptions included within the discounted cash flow models are future electricity prices, terminal value, discount rates, anticipated long-term average generation and estimated operating and capital expenditures.

Auditing the measurement of power generating assets is complex due to the highly judgmental nature of the significant assumptions described above, which required the involvement of specialists. Changes in these assumptions can have a material effect on the fair value of the power generating assets.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Partnership’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices, terminal value and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We also involved our valuation specialists in the evaluation of the terminal value and discount rates which included consideration of benchmark interest rates, geographic location, contracted versus uncontracted assets and type of technology.

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further, we assessed the estimated operating and capital expenditures by comparison to historical data and to third party data for a selection of assets and tested the computational accuracy of the fair value model.

With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices, terminal value and discount rates to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

Significant acquisitions
Description of the Matter
During 2021, the Partnership completed the acquisitions of the Oregon Wind Portfolio and U.S. Distributed Generation Portfolio, for total consideration of $744 million and $684 million, respectively. As described in Notes 1(n) and 3 – Acquisitions to the consolidated financial statements, these business combinations are accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the corresponding dates of acquisition.

Auditing the above noted acquisitions is complex given that significant estimation is required in determining the fair value of the power generating assets acquired. The significant assumptions include future electricity prices, discount rates and future generation volumes. These assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets acquired. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the power generating assets, our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated generation volumes for a sample of power generating assets by comparing them to third party engineering reports and to generation assumptions used for other assets within the Partnership’s portfolio in the region. Further, we compared the future electricity pricing to executed power purchase agreements and assessed the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including discount rates, used in the Partnership’s models, which included consideration of benchmark interest rates, geographic location, contracted versus uncontracted assets and type of technology as well as performing sensitivity analysis.
We have served as Brookfield Renewable’s auditor since 2011.
Toronto, Canada
February 28, 2022

INTERNAL CONTROL OVER FINANCIAL REPORTING
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).
Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2021, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2021, which include an 845 MW wind portfolio in Oregon and a 360 MW distributed generation portfolio in the United States. whose total assets and net assets on a combined basis constitute approximately 5% and 4%, respectively, of the consolidated financial statement amounts as of December 31, 2021 and 5% of revenues for the year then ended.
Brookfield Renewable’s internal control over financial reporting as of December 31, 2021, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2021. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2021.

Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 28, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Partners L.P.’s (“Brookfield Renewable”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 845 MW wind portfolio in Oregon and 360 MW distributed generation portfolio in the United States acquired in 2021, which are included in the 2021 consolidated financial statements of Brookfield Renewable and constituted approximately 5% and 4% of total and net assets on a combined basis, respectively, as of December 31, 2021 and 5% of revenues for the year then ended. Our audit of internal control over financial reporting of Brookfield Renewable also did not include an evaluation of the internal control over financial reporting of the 845 MW wind portfolio in Oregon and 360 MW distributed generation portfolio in the United States acquired in 2021.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2021 consolidated financial statements of Brookfield Renewable and our report dated February 28, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Brookfield Renewable’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Brookfield Renewable in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Toronto, Canada
February 28, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2021	2020
Assets
Current assets
Cash and cash equivalents	21	$764	$431
Restricted cash	22	261	208
Trade receivables and other current assets	23	1,683	928
Financial instrument assets	5	60	62
Due from related parties	29	35	56
Assets held for sale		58	57
		2,861	1,742
Financial instrument assets	5	262	407
Equity-accounted investments	20	1,107	971
Property, plant and equipment, at fair value	12	49,432	44,590
Intangible assets	13	218	232
Goodwill	18	966	970
Deferred income tax assets	11	197	205
Other long-term assets	24	824	605
		$55,867	$49,722
Liabilities
Current liabilities
Accounts payable and accrued liabilities	25	$779	$625
Financial instrument liabilities	5	400	283
Due to related parties	29	164	506
Corporate borrowings	14	—	3
Non-recourse borrowings	14	1,818	1,026
Provisions	28	55	304
Liabilities directly associated with assets held for sale		6	14
		3,222	2,761
Financial instrument liabilities	5	565	668
Corporate borrowings	14	2,149	2,132
Non-recourse borrowings	14	17,562	14,921
Deferred income tax liabilities	11	6,215	5,515
Provisions	26, 28	718	712
Other long-term liabilities	27	1,440	1,246
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	12,303	11,100
General partnership interest in a holding subsidiary held by Brookfield	15	59	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	2,894	2,721
BEPC exchangeable shares	15	2,562	2,408
Preferred equity	15	613	609
Perpetual subordinated notes	15	592	—
Preferred limited partners’ equity	16	881	1,028
Limited partners’ equity	17	4,092	3,845
		$23,996	$21,767
		$55,867	$49,722
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2021	2020	2019
Revenues	29	$4,096	$3,810	$3,971
Other income	7	304	128	105
Direct operating costs(1)	8	(1,365)	(1,274)	(1,263)
Management service costs	29	(288)	(235)	(135)
Interest expense	14	(981)	(976)	(1,001)
Share of earnings from equity-accounted investments	20	22	27	29
Foreign exchange and financial instruments gain (loss)	5	(32)	127	(36)
Depreciation	12	(1,501)	(1,367)	(1,271)
Other	9	(307)	(432)	(276)
Income tax (expense) recovery
Current	11	(43)	(66)	(70)
Deferred	11	29	213	27
		(14)	147	(43)
Net (loss) income		$(66)	$(45)	$80
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$209	$180	$113
General partnership interest in a holding subsidiary held by Brookfield	15	77	62	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	(135)	(133)	(65)
BEPC exchangeable shares	15	(119)	(49)	—
Preferred equity	15	26	25	26
Perpetual subordinated notes	15	12	—	—
Preferred limited partners’ equity	16	55	54	44
Limited partners’ equity	17	(191)	(184)	(88)
		$(66)	$(45)	$80
Basic and diluted (loss) earnings per LP unit		$(0.69)	$(0.61)	$(0.26)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2021	2020	2019
Net (loss) income		$(66)	$(45)	$80
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	12	4,573	4,112	2,413
Actuarial gain (loss) on defined benefit plans		30	(1)	(14)
Deferred income taxes on above items	11	(1,170)	(934)	(488)
Unrealized (loss) gain on investments in equity securities	5	3	(1)	35
Equity-accounted investments	20	184	12	81
Total items that will not be reclassified to net income		3,620	3,188	2,027
Other comprehensive income that may be reclassified to net income
Foreign currency translation	10	(859)	(840)	(91)
Gains (losses) arising during the year on financial instruments designated as cash-flow hedges	5	(64)	(27)	(18)
Unrealized gain (loss) on foreign exchange swaps – net investment hedge	5	64	(35)	14
Reclassification adjustments for amounts recognized in net income	5	43	(39)	7
Deferred income taxes on above items	11	(2)	10	6
Equity-accounted investments	20	(36)	17	—
Total items that may be reclassified subsequently to net income		(854)	(914)	(82)
Other comprehensive income		2,766	2,274	1,945
Comprehensive income		$2,700	$2,229	$2,025
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$1,048	$1,292	$1,117
General partnership interest in a holding subsidiary held by Brookfield	15	89	70	57
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	444	280	316
BEPC exchangeable shares		394	103	—
Preferred equity	15	30	37	54
Perpetual subordinated notes		12	—	—
Preferred limited partners’ equity	16	55	54	44
Limited partners’ equity	17	628	393	437
		$2,700	$2,229	$2,025
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	$21,767
Net income (loss)	(191)	—	—	—	—	—	(191)	55	26	12	(119)	209	77	(135)	(66)
Other comprehensive income (loss)	—	(116)	938	7	(11)	1	819	—	4	—	513	839	12	579	2,766
Issuance of perpetual subordinated notes (Note 15)	—	—	—	—	—	—	—	—	—	592	—	—	—	—	592
Capital contributions (Note 15)	—	—	—	—	—	—	—	—	—	—	—	1,121	—	—	1,121
Return of capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Redemption of Preferred LP Units (Note 16)	—	—	—	—	—	—	—	(147)	—	—	—	—	—	—	(147)
Disposal (Note 4)	38	—	(38)	—	—	—	—	—	—	—	—	(395)	—	—	(395)
Distributions or dividends declared	(335)	—	—	—	—	—	(335)	(55)	(26)	(12)	(209)	(810)	(85)	(237)	(1,769)
Distribution reinvestment plan	9	—	—	—	—	—	9	—	—	—	—	—	—	—	9
Other	(49)	(6)	(1)	(1)	2	—	(55)	—	—	—	(31)	239	(1)	(34)	118
Change in year	(528)	(122)	899	6	(9)	1	247	(147)	4	592	154	1,203	3	173	2,229
Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996

Balance, as at December 31, 2019	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$—	$—	$11,086	$68	$3,317	$20,480
Net income (loss)	(184)	—	—	—	—	—	(184)	54	25	—	(49)	180	62	(133)	(45)
Other comprehensive income (loss)	—	(249)	827	—	(6)	5	577	—	12	—	152	1,112	8	413	2,274
Preferred LP units issued	—	—	—	—	—	—	—	195	—	—	—	—	—	—	195
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	520	—	—	520
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(147)	—	—	(147)
Disposals	17	—	(17)	—	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(349)	—	—	—	—	—	(349)	(54)	(25)	—	(116)	(551)	(70)	(250)	(1,415)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Special distribution/TerraForm Power acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	—	2,134	(1,101)	(10)	(462)	—
Other	2	(51)	(172)	1	(2)	(1)	(223)	—	—	—	287	16	(2)	(164)	(86)
Change in year	126	(20)	(827)	3	(7)	(9)	(734)	195	12	—	2,408	14	(12)	(596)	1,287
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	$21,767
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2018	$(927)	$(652)	$6,120	$(6)	$(34)	$4	$4,505	$707	$568	$10,289	$67	$3,266	$19,402
Net income	(88)	—	—	—	—	—	(88)	44	26	113	50	(65)	80
Other comprehensive income (loss)	—	(35)	544	(4)	1	19	525	—	28	1,004	7	381	1,945
Preferred Units issued	—	—	—	—	—	—	—	126	—	—	—	—	126
Capital contributions	—	—	—	—	—	—	—	—	—	674	—	—	674
Disposal	—	—	—	—	—	—	—	—	—	(172)	—	—	(172)
Distributions or dividends declared	(370)	—	—	—	—	—	(370)	(44)	(26)	(844)	(55)	(268)	(1,607)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	6
Other	265	(13)	(242)	1	1	(11)	1	—	1	22	(1)	3	26
Change in year	(187)	(48)	302	(3)	2	8	74	126	29	797	1	51	1,078
Balance, as at December 31, 2019	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$11,086	$68	$3,317	$20,480
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2021	2020	2019
Operating activities
Net income		$(66)	$(45)	$80
Adjustments for the following non-cash items:
Depreciation	12	1,501	1,367	1,271
Unrealized foreign exchange and financial instrument (gain) loss	5	122	(134)	32
Share of earnings from equity-accounted investments	20	(22)	(27)	(29)
Deferred income tax (recovery) expense	11	(29)	(213)	(27)
Other non-cash items		(136)	388	231
Dividends received from equity-accounted investments	20	78	56	16
		1,448	1,392	1,574
Changes in due to or from related parties		2	59	33
Net change in working capital balances	30	(716)	(155)	(53)
		734	1,296	1,554
Financing activities
Proceeds from medium term notes	14	—	570	449
Repayment of medium term notes	14	—	(304)	(341)
Corporate credit facilities, net	14	—	(299)	(422)
Commercial paper, net	14	(3)	3	—
Proceeds from non-recourse borrowings	14	6,877	3,205	4,318
Repayment of non-recourse borrowings	14	(3,649)	(3,380)	(3,495)
Repayment of lease liabilities		(29)	(28)	(31)
Capital contributions from participating non-controlling interests – in operating subsidiaries	15	1,200	514	705
Capital repaid to participating non-controlling interests – in operating subsidiaries	15	(511)	(147)	(113)
Issuance of equity instruments and related costs	15,16,17	592	151	126
Redemption and repurchase of equity instruments	16,17	(153)	—	(1)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	15,16	(900)	(628)	(913)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	15, 17	(854)	(769)	(684)
Borrowings from related party		1,188	320	936
Repayments to related party		(1,615)	—	(936)
		2,143	(792)	(402)
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	3	(1,426)	(105)	(983)
Investment in equity-accounted investments	20	(54)	(23)	(144)
Investment in property, plant and equipment	12	(1,967)	(447)	(460)
Proceeds from disposal of assets, net of cash and cash equivalents disposed		827	269	291
Purchase of financial assets		(58)	(445)	(138)
Proceeds from financial assets	5	220	257	145
Restricted cash and other		(46)	68	78
		(2,504)	(426)	(1,211)
Foreign exchange (loss) gain on cash		(35)	13	(6)
Cash and cash equivalents (decrease) increase		338	91	(65)
Net change in cash classified within assets held for sale		(5)	(12)	(5)
Balance, beginning of year		431	352	422
Balance, end of year		$764	$431	$352
Supplemental cash flow information:
Interest paid		$870	$872	$930
Interest received		$45	$28	$19
Income taxes paid		$71	$70	$72
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (”Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto
Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 11, Series 13, and Series 15 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M” and “BEP.PR.O” respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” and “BEPI” on the New York Stock Exchange.

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2021, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 28, 2022.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, ZAR, THB, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, euros, Brazilian real, Colombian pesos, South African rand, Thai baht, Indian rupees and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated statements of financial position.
Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of BRELP. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable partnership units”), pursuant to which the holder may, at its request, require BRELP to redeem the Redeemable/Exchangeable partnership units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable partnership units so presented to BRELP that are tendered for redemption in exchange for LP units on a one-for-one basis. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP units, the Redeemable/Exchangeable partnership units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable Units held by Brookfield”).
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 29 – Related party transactions for further information.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) – Critical judgments in applying accounting policies – Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.
Equity-accounted investments
Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but without controlling or jointly controlling those investees. Such investments are accounted for using the equity method.
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method.
Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“FVOCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.
(d) Foreign currency translation
All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.
In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities denominated in a foreign currency and measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets and liabilities measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.
(e) Cash and cash equivalents
Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.
(f) Restricted cash
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.
(g) Property, plant and equipment and revaluation method
Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16 – Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.
Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, terminal values and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations, Brookfield Renewable initially measures the assets at fair value on the acquisition date, consistent with the policy described in Note 1(n) – Business combinations, with no revaluation at year-end in the year of acquisition unless there is external evidence specific to those assets that would indicate the carrying value of the asset has either increased or decreased materially.
Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. When the carrying amount of an asset decreases, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.
Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Solar generating units	Up to 35 years
Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years
Other assets	Up to 60 years
Costs are allocated to significant components of property, plant and equipment. When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.
Depreciation is calculated based on the fair value of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2021 is 31 years (2020: 32 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.
Gains and losses on disposal of an item of property, plant and equipment of operating assets are recognized in Other income and Other in the consolidated statements of income (loss), respectively. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.

(h) Leases
At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:
•the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, Brookfield Renewable has the right to direct the use of the asset if either:
◦Brookfield Renewable has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or
◦Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.
At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.
Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:
•Fixed payments, including in-substance fixed payments;
•Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•Amounts expected to be payable under a residual value guarantee; and
•The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an optional renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield

Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income (loss) if the carrying amount of the right-of-use asset has been reduced to nil.
Brookfield Renewable presents right-of-use assets in property, plant and equipment and lease liabilities in other long-term liabilities in the consolidated statements of financial position.
Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(i) Asset impairment
At each statement of financial position date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(j) Trade receivables and other current assets
Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.
(k) Financial instruments
Initial recognition
Under IFRS 9 – Financial Instruments (“IFRS 9”), regular purchases and sales of financial assets are recognized on the trade date, being the date on which Brookfield Renewable commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Brookfield Renewable has transferred substantially all the risks and rewards of ownership.
At initial recognition, Brookfield Renewable measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit and loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset are included at initial recognition. Transaction costs of financial assets carried at FVPL are expensed in income.
Classification and measurement
Subsequent measurement of financial assets depends on Brookfield Renewable’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Brookfield Renewable classifies its financial assets:
Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in income when the asset is derecognized or impaired.
FVOCI – Financial assets held to achieve a particular business objective other than short-term trading are designated at fair value through other comprehensive income (“FVOCI”). For equity instruments designated at FVOCI, there is no recycling of gains or losses through income. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.
FVPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. Gains or losses on these types of assets are recognized in income.

Brookfield Renewable assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost and FVOCI. For trade receivables and contract assets, Brookfield Renewable applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the asset. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the asset.
Evidence of impairment may include:
•Indications that a debtor or group of debtors is experiencing significant financial difficulty;
•A default or delinquency in interest or principal payments;
•Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;
•Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.
Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine if they need to be written off.
ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.
Financial liabilities are classified as financial liabilities at fair value through profit and loss, amortized cost, or derivatives designated as hedging instruments in an effective hedge. Brookfield Renewable determines the classification of its financial liabilities at initial recognition. Brookfield Renewable’s financial liabilities include accounts payable and accrued liabilities, corporate borrowings, non-recourse borrowings, derivative liabilities, due to related party balances, and tax equity. Financial liabilities are initially measured at fair value, with subsequent measurement determined based on their classification as follows:
FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, derivative financial instruments entered into by Brookfield Renewable that do not meet hedge accounting criteria, and tax equity are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in income.
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project's U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects’ cash flows, until a contractually determined point at which the allocations are adjusted (the “Flip Point”). Subsequent to the Flip Point the majority of the project’s U.S. taxable earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects’ Flip Point, Brookfield Renewable retains control over the projects financed with a tax equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.

The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)	Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Taxable loss, including tax attributes such as accelerated tax depreciation	Under the terms of the tax equity agreements, Brookfield Renewable is required to allocate specified percentages of taxable losses to the tax equity investor. As amounts are allocated, the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within foreign exchange and financial instrument gain (loss) on the consolidated statements of income (loss).
Pay-go contributions	Certain of the contracts contain annual production thresholds. When the thresholds are exceeded, the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.
Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment, the tax equity liability is reduced in the amount of the cash distribution.
Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest rate method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the amortization process. Remeasurement gains and losses on financial liabilities classified as amortized cost are presented in the consolidated statements of income (loss). Amortized cost is computed using the effective interest method less any principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. This category includes trade and other payables, dividends payable, interest-bearing loans and borrowings, and corporate credit facilities.
Derivatives and hedge accounting
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.
Brookfield Renewable designates its derivatives as hedges of:
•Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);
•Foreign exchange risk associated with net investment in foreign operations (net investment hedges);
•Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and
•Floating interest rate risk associated with highly probable payments of debts (cash flow hedges).
At the inception of a hedge relationship, Brookfield Renewable formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.
A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:
•There is an ‘economic relationship’ between the hedged item and the hedging instrument;
•The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; and

•The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Brookfield Renewable actually hedges and the quantity of the hedging instrument that Brookfield Renewable actually uses to hedge that quantity of hedged item.
The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 5 – Risk management and financial instruments.
When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to income.
If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in income at the time of the hedge relationship rebalancing.
(i) Cash flow hedges that qualify for hedge accounting
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in income, within foreign exchange and financial instruments gain (loss).
Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects income.
(ii) Net investment hedges that qualify for hedge accounting
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in income within foreign exchange and financial instruments gain (loss). Gains and losses accumulated in equity will be reclassified to income when the foreign operation is partially disposed of or sold.
(iii) Hedge ineffectiveness
Brookfield Renewable’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Sources of hedge effectiveness are determined at the inception of the hedge relationship and measured through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.
(l) Revenue and expense recognition
The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration Brookfield Renewable expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.
Details of the revenue recognized per geographical region and technology are included in Note 6 – Segmented information.
Where available, Brookfield Renewable has elected the practical expedient available under IFRS 15 – Revenue from contracts with customers (“IFRS 15”) for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.
If the consideration in a contract that does not apply the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation includes a variable amount, Brookfield Renewable estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2021, revenues recognized at a point in time corresponding to the sale of renewable credits were $183 million (2020: $164 million and 2019: $114 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of Brookfield Renewable's generation activities related to commodity prices. From time to time, Brookfield Renewable also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which Brookfield Renewable receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in revenues in the consolidated statements of income (loss). Financial transactions included in revenues for the year ended December 31, 2021 decreased revenues by $37 million (increased by 2020: $55 million and 2019: $9 million).
Contract Balances
Contract assets – A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If Brookfield Renewable performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.
Trade receivables – A receivable represents Brookfield Renewable’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).
Contract liabilities – A contract liability is the obligation to transfer goods or services to a customer for which Brookfield Renewable has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before Brookfield Renewable transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when Brookfield Renewable performs under the contract.
(m) Income taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the statement of financial position dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.
Deferred tax is recognized on taxable temporary differences between the tax basis and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.
Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.
(n) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 – Business combinations (“IFRS 3”), are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12 – Income taxes (“IAS 12”), share-based payments which are measured in accordance with IFRS 2 – Share-based payment, and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.
To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets acquired, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income. Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income. Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.
Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of income (loss), whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.
(o) Assets held for sale
Assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.

When Brookfield Renewable is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether Brookfield Renewable will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the consolidated statements of financial position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statements of financial position and are classified as current.
Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized.
(p) Other items
(i) Capitalized costs
Capitalized costs related to CWIP include all eligible expenditures incurred in connection with acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use. Interest and borrowing costs related to CWIP are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.
(ii) Pension and employee future benefits
Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The projected unit credit method, using the length of service and management’s best estimate assumptions, is used to value pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income (loss).
Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to OCI in the period in which they occur. Re-measurements are not reclassified to income in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.
(iii) Decommissioning, restoration and environmental liabilities
Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be settled with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.
(iv) Provisions
A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each statement of financial position date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.
(v) Interest income
Interest income is earned with the passage of time and is recorded on an accrual basis.
(vi) Government grants
Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case-by-case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant. The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.
With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.
(q) Critical estimates
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates, discount rates and terminal value, as described in Note 12 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii) Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 – Risk management and financial instruments for more details.
(iii) Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse based on future taxable income.

(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of Brookfield Renewable’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other power generating facilities. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
(r) Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements that have the most significant effect on the amounts in the consolidated financial statements:
(i) Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Brookfield Renewable exercises judgment in determining whether non-wholly owned subsidiaries are controlled by Brookfield Renewable. Brookfield Renewable’s judgment included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) Brookfield Renewable’s ability to influence the returns of the subsidiary.
(ii) Common control transactions
Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions by considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions. Brookfield Renewable’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated statements of income (loss), consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity and consolidated statements of cash flows reflect the results of the combined entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii) Property, plant and equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(g) – Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of generation not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2029 in Colombia, and 2025 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time thirty-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a twenty-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.
(iv) Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(k) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
(v) Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(m) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
(s) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.

(t) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which significantly affect its financial position and results of operations as at December 31, 2021:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.70
TerraForm Power Parent, LLC(1)	New York	100
(1)Voting control held through voting agreements with Brookfield.

3. ACQUISITIONS
Oregon Wind Portfolio
On March 24, 2021, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, "Oregon Wind Portfolio") located in Oregon, United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $744 million. The total transaction costs of $6 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Oregon Wind Portfolio would have been $183 million for the year ended December 31, 2021.
U.S. Distributed Generation Portfolio
On March 31, 2021, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of a distributed generation business (the "U.S. Distributed Generation Portfolio") comprised of 360 MW of operating and under construction assets across approximately 600 sites and 700 MW of development assets, all in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $684 million. The total transaction costs of $2 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $79 million for the year ended December 31, 2021.
The purchase price allocation, at fair value, as at December 31, 2021, with respect to the acquisitions are as follows:

(MILLIONS)	Oregon Wind Portfolio(1)	U.S. Distributed Generation Portfolio	Total
Cash and cash equivalents	$1	$1	$2
Restricted cash	49	5	54
Trade receivables and other current assets	28	23	51
Property, plant and equipment	1,643	723	2,366
Current liabilities	(10)	(6)	(16)
Current portion of non-recourse borrowings	(74)	(7)	(81)
Financial instruments	(16)	—	(16)
Non-recourse borrowings	(761)	(133)	(894)
Provisions	(83)	(16)	(99)
Other long-term liabilities	(33)	(23)	(56)
Fair value of net assets acquired	744	567	1,311
Goodwill	—	117	117
Purchase price	$744	$684	$1,428
(1)The purchase price allocation is preliminary as at December 31, 2021.

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment
Polenergia
In the first quarter of 2021, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in a large scale renewable business in Poland (“Polenergia”), in connection with its previously announced tender offer alongside the current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and the current majority shareholder, holds a 75% interest in the company.
Completed in 2020
The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
Spanish CSP Portfolio
On February 11, 2020, Brookfield Renewable, through its investment in TerraForm Power, completed the acquisition of 100% of a portfolio of two concentrated solar power facilities (together, “Spanish CSP Portfolio”) located in Spain with a combined nameplate capacity of approximately 100 MW. The purchase price of this acquisition, including working capital adjustments, was €111 million ($121 million). The total acquisition costs of $1 million were expensed as incurred and have been classified under other in the consolidated statement of income (loss).
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Spanish CSP Portfolio would have been $99 million for the year ended December 31, 2020.
The purchase price allocation, at fair value, with respect to the acquisition is as follows:

(MILLIONS)	Spanish CSP Portfolio
Cash and cash equivalents	$22
Restricted cash	27
Trade receivables and other current assets	33
Property, plant and equipment, at fair value	661
Deferred tax assets	14
Other non-current assets	8
Current liabilities	(17)
Financial instruments	(148)
Non-recourse borrowings	(475)
Decommissioning liabilities	(23)
Other long-term liabilities	(22)
Fair value of identifiable net assets acquired	80
Goodwill	41
Purchase price	$121
Completed in 2019
The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
India Wind Portfolio
Brookfield Renewable, together with its institutional partners, completed a transaction in India to acquire a 105 MW operating wind facility on June 7, 2019 and a 105 MW operating wind facility on July 8, 2019 (collectively, the “India Wind Portfolio”).

Brookfield Renewable, along with institutional partners, acquired the India Wind Portfolio for a total consideration of INR 4.6 billion ($67 million), plus a contingent payment expected to be INR 0.8 billion ($12 million). Brookfield Renewable holds a 25% economic interest and 100% voting interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under other in the consolidated statement of income (loss).
If the acquisition had taken place at the beginning of the year, the revenue from the India Wind Portfolio would have been $37 million for the year ended December 31, 2019.
China Wind Facility
On September 30, 2019, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 200 MW operating wind facility in China (“China Wind Facility”) for a total consideration of CNY 1,140 million ($160 million). Brookfield Renewable holds a 25% economic interest and 100% voting interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under other in the consolidated statement of income (loss).
If the acquisition had taken place at the beginning of the year, the revenue from the China Wind Facility would have been $44 million for the year ended December 31, 2019.
U.S. Distributed Generation Portfolio (“2019 TERP DG Portfolio”)
On September 26, 2019, Brookfield Renewable, through its investment in TerraForm Power, acquired a 100% interest in a 320 MW distributed generation portfolio of renewable energy facilities in the United States, for total consideration of $735 million. The total acquisition costs of $5 million were expensed as incurred and have been classified under other in the consolidated statement of income (loss).
If the acquisition had taken place at the beginning of the year, the revenue from the 2019 TERP DG Portfolio would have been $67 million for the year ended December 31, 2019.
The purchase price allocations, at fair value, with respect to the acquisitions are as follows:

(MILLIONS)	India Wind Portfolio	China Wind Facility	2019 TERP DG Portfolio	Total
Cash	$—	$—	$3	$3
Restricted cash	14	2	—	16
Trade receivables and other current assets	14	51	47	112
Property, plant and equipment, at fair value	243	307	753	1,303
Current liabilities	(1)	(23)	(8)	(32)
Current portion of non-recourse borrowings	(12)	(18)	—	(30)
Financial instruments	(4)	—	—	(4)
Non-recourse borrowings	(158)	(131)	—	(289)
Deferred income tax liabilities	(8)	(28)	—	(36)
Decommissioning liabilities	(5)	—	(33)	(38)
Other long-term liabilities	(4)	—	(27)	(31)
Fair value of identifiable net assets acquired	$79	$160	$735	$974
The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
X-Elio
In December 2019, Brookfield Renewable, along with its institutional partners, completed a 50-50 joint venture in respect of X-Elio. Headquartered in Spain, X-Elio's portfolio includes approximately 972 MW of operating solar, approximately 1,000 MW of assets under construction and a 5,000 MW development pipeline with a focus in Spain, Mexico, U.S. and Japan. Brookfield Renewable retains an approximate 12.5% economic interest in the joint venture. Brookfield Renewable's consideration was €124 million ($138 million).

4. DISPOSAL OF ASSETS
In June 2021, Brookfield Renewable, along with its institutional partners, completed the sale of a 656 MW operating and development wind portfolio in Ireland. The total consideration was approximately €298 million ($363 million) and Brookfield Renewable’s interest in the portfolio was approximately 40%. This resulted in a gain on disposition of $165 million ($66 million net to Brookfield Renewable) recognized in Other income within the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $29 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
In June 2021, Brookfield Renewable completed the sale of a 271 MW development wind portfolio in Scotland. The total consideration was approximately £77 million ($108 million) and Brookfield Renewable’s interest in the portfolio was 100%. This resulted in a gain on disposition of $37 million ($37 million net to Brookfield Renewable) recognized in Other income within the consolidated statements of income.
In August 2021, Brookfield Renewable, together with its institutional partners, completed the sale of a 391 MW wind portfolio in the United States. The total consideration was approximately $392 million and Brookfield Renewable's interest in the portfolio ranged from 20% to 100%. This resulted in a loss on disposition of $9 million ($5 million net loss to Brookfield Renewable) recognized in Other within the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $60 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Notes	Ireland Wind Portfolio	Scotland Wind Portfolio	U.S Wind Portfolio	Total
Proceeds, net of transaction costs		$358	$107	$387	$852
Carrying value of net assets held for sale
Assets		582	91	793	1,466
Liabilities		(389)	(21)	(397)	(807)
		193	70	396	659
Gain (loss) on disposal, net of transaction costs		165	37	(9)	193
Foreign currency translation and cash flow hedge, net of investment hedge, associated with the disposal	9	(35)	—	(6)	(41)
Total gain (loss) on disposal		$130	$37	$(15)	$152

5. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
The sensitivity analysis discussed below reflects the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect Brookfield Renewable’s risk exposure.
(a)Market risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.
Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:
(i)Electricity price risk
Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets. Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation and is mitigated by entering into short-term energy derivative contracts. Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.
The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by 5% with all other variables held constant.
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2021	2020	2019	2021	2020	2019
5% increase	$(37)	$(13)	$(21)	$(21)	$(16)	$(12)
5% decrease	40	14	8	22	16	12
(1)Amounts represent the potential annual net pretax impact.
(ii)Foreign currency risk
Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.
Brookfield Renewable has exposure to the Canadian dollar, euro, Brazilian real, Colombian peso, British pound sterling, Indian rupee, Malaysian ringgit, Chinese yuan and Polish złoty through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.
The table below summarizes the impact to Brookfield Renewable’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2021	2020	2019	2021	2020	2019
5% increase	$29	$10	$49	$95	$73	$41
5% decrease	(29)	(7)	(40)	(95)	(72)	(41)
(1)Amounts represent the potential annual net pretax impact.
(iii)Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.
Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed-rate debt or variable-rate debt that has been swapped to fixed rates with interest rate financial instruments. Other than tax equity, all other non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.
Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $6,758 million (2020: $5,960 million). Of this principal value, $3,493 million (2020: $3,465 million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable-rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2021	2020	2019	2021	2020	2019
1% increase	$15	$37	$37	$114	$122	$69
1% decrease	(16)	(38)	(38)	(124)	(129)	(69)
(1)Amounts represent the potential annual net pretax impact.
(b)Credit risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity transactions.
Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and the majority are with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 23 – Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2021	2020
Trade receivables and other short-term receivables	$807	$792
Long-term receivables	216	108
Financial instrument assets(1)	127	139
Due from related parties(1)	177	56
Contract asset(1)	445	455
	$1,772	$1,550
(1)Includes both the current and long-term amounts.
(c)Liquidity risk
Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 14 – Borrowings. Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.
Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the staggered maturity dates over an extended period of time.

CASH OBLIGATIONS
The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date. As the amounts are the contractual undiscounted cash flows (gross of unamortized financing fees and accumulated amortization, where applicable), they may not agree with the amounts disclosed in the consolidated statements of financial position.

AS AT DECEMBER 31, 2021 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$779	$—	$—	$779
Financial instrument liabilities(1)(2)	400	358	207	965
Due to related parties	164	34	—	198
Other long-term liabilities – concession payments	1	6	13	20
Lease liabilities(1)	30	129	305	464
Corporate borrowings(1)	—	317	1,839	2,156
Non-recourse borrowings(1)	1,818	6,926	10,608	19,352
Interest payable on borrowings(3)	912	2,989	3,987	7,888
Total	$4,104	$10,759	$16,959	$31,822

AS AT DECEMBER 31, 2020 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$625	$—	$—	$625
Financial instrument liabilities(1)(2)	283	513	155	951
Due to related parties	506	11	—	517
Other long-term liabilities – concession payments	1	5	12	18
Lease liabilities(1)	33	112	294	439
Corporate borrowings(1)	3	314	1,826	2,143
Non-recourse borrowings(1)	1,141	5,214	9,651	16,006
Interest payable on borrowings(3)	824	2,682	2,827	6,333
Total	$3,416	$8,851	$14,765	$27,032
(1)Includes both the current and long-term amounts.
(2)Includes tax equity liabilities that will be partially settled by the delivery of non-cash tax attributes.
(3)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2021	2020
Assets measured at fair value:
Cash and cash equivalents	$764	$—	$—	$764	$431
Restricted cash(1)	312	—	—	312	283
Financial instrument assets(1)
Energy derivative contracts	—	34	21	55	135
Interest rate swaps	—	40	—	40	—
Foreign exchange swaps	—	32	—	32	4
Investments in debt and equity securities(2)	—	95	100	195	175
Property, plant and equipment	—	—	49,432	49,432	44,590
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(184)	(42)	(226)	(33)
Interest rate swaps	—	(228)	—	(228)	(422)
Foreign exchange swaps	—	(56)	—	(56)	(94)
Tax equity	—	—	(455)	(455)	(402)
Contingent consideration(3)	—	—	(3)	(3)	(1)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,334)	—	—	(2,334)	(2,448)
Non-recourse borrowings(1)	(2,405)	(18,030)	—	(20,435)	(17,991)
Total	$(3,663)	$(18,297)	$49,053	$27,093	$24,227
(1)Includes both the current amount and long-term amount.
(2)Excludes nil (2020: $155 million) of investments in debt securities that are measured at amortized cost.
(3)Amount relates to business combination completed in 2021 with obligations lapsing from 2022 to 2027.
There were no transfers between levels during the year ended December 31, 2021.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

		2021		2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$55	$226	$(171)	$102
Interest rate swaps	40	228	(188)	(422)
Foreign exchange swaps	32	56	(24)	(90)
Investments in debt and equity securities	195	—	195	330
Tax equity	—	455	(455)	(402)
Total	322	965	(643)	(482)
Less: current portion	60	400	(340)	(221)
Long-term portion	$262	$565	$(303)	$(261)

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Note	2021	2020
Balance, beginning of year		$(482)	$(413)
Increases (decreases) in the net financial instrument liability position:
Unrealized (loss) gain through income on tax equity	(a)	(21)	(12)
Unrealized (loss) gain through OCI on investments in equity securities	(b)	3	(1)
Unrealized (loss) through income on energy derivative contracts	(c)	(124)	(28)
Unrealized (loss) through OCI on energy derivative contracts	(c)	(148)	(4)
Unrealized gain (loss) through income on interest rate swaps	(d)	72	(28)
Unrealized gain (loss) through OCI on interest rate swaps	(d)	96	(57)
Unrealized gain (loss) through income on foreign exchange swaps	(e)	102	126
Unrealized gain (loss) through OCI on foreign exchange swaps	(e)	8	(40)
Acquisitions, settlements and other		(149)	(25)
Balance, end of year		$(643)	$(482)

Financial instrument liabilities designated at fair value through profit and loss
Tax equity	(a)	$(455)	$(402)

Financial instrument assets designated at fair value through OCI
Investments in equity securities	(b)	$195	$175

Financial instrument assets designated at amortized cost
Investments in debt securities	(b)	$—	$155

Derivative assets not designated as hedging instruments:
Energy derivative contracts	(c)	$42	$78
Interest rate swaps	(d)	18	—
Foreign exchange swaps	(e)	2	4
		$62	$82

Derivative assets designated as hedging instruments:
Energy derivative contracts	(c)	$13	$57
Interest rate swaps	(d)	22	—
Foreign exchange swaps	(e)	30	—
		$65	$57

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(c)	$(130)	$(32)
Interest rate swaps	(d)	(111)	(183)
Foreign exchange swaps	(e)	(8)	(23)
		$(249)	$(238)

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(c)	$(96)	$(1)
Interest rate swaps	(d)	(117)	(239)
Foreign exchange swaps	(e)	(48)	(71)
		$(261)	$(311)

Total financial instruments, net		$(643)	$(482)

(a)Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or losses on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(b)Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVOCI and amortized cost. Refer to Note 1(k) – Basis of preparation and significant accounting policies – Financial instruments.
(c)Energy derivative contracts
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the energy derivative contracts match the terms of the expected highly probable forecast transactions (i.e. notional amount and expected payment date). Brookfield Renewable has established a hedge ratio of 1:1 for the hedging relationships. To measure the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks. The hedge ineffectiveness can arise from different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments.
For the year ended December 31, 2021, gains of $25 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2020: $55 million and 2019: $9 million).
Based on market prices as of December 31, 2021, unrealized losses of $72 million (2020: $19 million gain and 2019: $22 million gain) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts	December 31, 2021	December 31, 2020
Carrying amount (asset/(liability))	(83)	56
Notional amount – millions of U.S. dollars	351	376
Notional amount – GWh	10,022	11,478
Weighted average hedged rate for the year ($/MWh)	35	33
Maturity dates	2022 - 2027	2021 - 2027
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(124)	17
Change in value of hedged item used to determine hedge effectiveness	117	(19)
There is $7 million of hedge ineffectiveness losses recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2021 (2020: $2 million loss and 2019: nil).
(d)Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable-rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate hedges match the terms of the respective fixed-rate debt (i.e., notional amount, maturity, payment and reset dates). Brookfield Renewable established a hedge ratio of 1:1 for the hedging relationships. To measure the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in fair value of the hedged items attributable to the hedged risk.
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
At December 31, 2021, agreements with a total notional exposure of $3,437 million were outstanding (2020: $3,748 million) including $789 million (2020: $962 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 1.5% (2020: 3%).
For the year ended December 31, 2021, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $18 million losses (2020: $12 million losses and 2019: $22 million losses).
Based on market prices as of December 31, 2021, unrealized losses of $41 million (2020: $34 million and 2019: $15 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2021	December 31, 2020
Carrying amount (asset/(liability))	(95)	(239)
Notional amount – $	558	546
Notional amount – C$(1)	377	342
Notional amount – €(1)	1,572	1,279
Notional amount – COP(1)	141	619
Maturity dates	2022 - 2039	2021 - 2039
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	80	(56)
Change in value of hedged item used to determine hedge effectiveness	(97)	59
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2021 foreign currency spot rate.
The hedge ineffectiveness loss recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2021 was $17 million losses (2020: $2 million and 2019: $1 million).
(e)Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
There is an economic relationship between the hedged item and the hedging instrument as the net investment or anticipated foreign currency transaction creates a translation risk that will match the respective hedging instrument. Brookfield Renewable established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.

Certain Brookfield subsidiaries that Brookfield Renewable controls, through a voting agreement, have entered into Master Hedge Agreements appointing Brookfield as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in foreign exchange. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred in connection with the these derivative transactions. Substantially all of Brookfield Renewable’s foreign exchange swaps are entered into pursuant to a Master Hedge Agreement.
At December 31, 2021, agreements with a total notional exposure of $2,701 million were outstanding (2020: $1,355 million) including $561 million (2020: $104 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2020: nil and 2019: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2021	December 31, 2020
Carrying amount (asset/(liability))	(18)	(71)
Notional amount for hedges of the Colombian Peso(1)	676	20
Notional amount for hedges of the euro(1)	571	412
Notional amount for hedges of the British pounds sterling(1)	125	212
Notional amount for hedges of the Chinese yuan(1)	427	294
Notional amount for hedges of the Indian rupee(1)	260	230
Notional amount for hedges of the Brazilian real(1)	75	73
Notional amount for hedges of other currencies(1)	6	30
Maturity date	2022 - 2023	2021 - 2022
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	3,925	3,728
€/$ foreign exchange forward contracts	0.87	0.87
£/$ foreign exchange forward contracts	0.76	0.81
CNY/$ foreign exchange forward contracts	7.18	7.14
INR/$ foreign exchange forward contracts	78	76
BRL/$ foreign exchange forward contracts	5.73	5.38
(1)Notional amounts expressed in millions of U.S. dollars

The following table presents a reconciliation of the limited partners’ equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2019	$(32)	$12	$(700)
Effective portion of changes in fair value arising from:
Energy derivative contracts	1	—	—
Interest rate swaps	(3)	—	—
Foreign exchange swaps	—	—	(6)
Amount reclassified to profit or loss	(7)	—	—
Foreign currency revaluation of designated borrowings	—	—	(34)
Foreign currency revaluation of net foreign operations	—	—	(208)
Valuation of investments in equity securities designated FVOCI	—	4	—
Tax effect	3	1	(1)
Special distribution/TERP acquisition	1	(13)	280
Other	(2)	(1)	(51)
Balance, as at December 31, 2020	$(39)	$3	$(720)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(38)	—	—
Interest rate swaps	27	—	—
Foreign exchange swaps	—	—	2
Amount reclassified to profit or loss	(3)	—	—
Foreign currency revaluation of designated borrowings	—	—	(17)
Foreign currency revaluation of net foreign operations	—	—	(104)
Valuation of investments in equity securities designated FVOCI	—	1	—
Tax effect	3	—	3
Other	2	—	(6)
Balance, as at December 31, 2021	$(48)	$4	$(842)

6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e. North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$804	$169	$224	$370	$125	$29	$32	$348	$314	$—	$2,415	$(163)	$1,844	$4,096
Other income	27	36	14	27	98	1	—	39	18	41	301	(11)	14	304
Direct operating costs	(303)	(50)	(79)	(120)	(36)	(7)	(8)	(89)	(118)	(30)	(840)	75	(600)	(1,365)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	99	43	142
	528	155	159	277	187	23	24	298	214	11	1,876	—	1,301
Management service costs	—	—	—	—	—	—	—	—	—	(288)	(288)	—	—	(288)
Interest expense	(147)	(16)	(28)	(77)	(19)	(5)	(8)	(111)	(49)	(78)	(538)	29	(472)	(981)
Current income taxes	(1)	(8)	(3)	—	(4)	(1)	(1)	(2)	(3)	—	(23)	3	(23)	(43)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(55)	(55)	—	—	(55)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(32)	(33)	(65)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(773)	(773)
Funds From Operations	380	131	128	200	164	17	15	185	162	(448)	934	—	—
Depreciation											(922)	38	(617)	(1,501)
Foreign exchange and financial instrument loss											(129)	(2)	99	(32)
Deferred income tax recovery											133	5	(109)	29
Other											(384)	14	63	(307)
Share of earnings from equity-accounted investments											—	(55)	—	(55)
Net income attributable to non-controlling interests											—	—	564	564
Net income (loss) attributable to Unitholders(2)											$(368)	$—	$—	$(368)
(1)Share of earnings from equity-accounted investments of $22 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $209 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity, and perpetual subordinated notes.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$824	$175	$211	$263	$105	$27	$28	$245	$169	$—	$2,047	$(72)	$1,835	3,810
Other income	39	54	12	11	26	3	3	50	22	64	284	(29)	(127)	128
Direct operating costs	(301)	(52)	(92)	(78)	(35)	(6)	(6)	(63)	(61)	(23)	(717)	34	(591)	(1,274)
Share of revenue, other income and opex from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	67	31	98
	562	177	131	196	96	24	25	232	130	41	1,614	—	1,148
Management service costs	—	—	—	—	—	—	—	—	—	(217)	(217)	—	(18)	(235)
Interest expense	(143)	(18)	(30)	(73)	(15)	(6)	(6)	(90)	(25)	(79)	(485)	20	(511)	(976)
Current income taxes	1	(7)	(11)	—	(2)	(1)	(1)	(3)	(2)	—	(26)	4	(44)	(66)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(54)	(54)	—	—	(54)
Preferred equity	—	—	—	—	—	—	—	—	—	(25)	(25)	—	—	(25)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(24)	(13)	(37)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(562)	(562)
Funds From Operations	420	152	90	123	79	17	18	139	103	(334)	807	—	—
Depreciation											(756)	21	(632)	(1,367)
Foreign exchange and financial instrument loss											(35)	8	154	127
Deferred income tax expense											175	(6)	44	213
Other											(495)	11	52	(432)
Share of earnings from equity-accounted investments											—	(34)	—	(34)
Net income attributable to non-controlling interests											—	—	382	382
Net income (loss) attributable to Unitholders(2)											$(304)	$—	$—	$(304)
(1)Share of earnings from equity-accounted investments of $27 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $180 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$905	$234	$237	$223	$95	$37	$20	$138	$132	$—	$2,021	$(79)	$2,029	3,971
Other income	3	19	—	2	4	—	—	16	11	33	88	(8)	25	105
Direct operating costs	(286)	(72)	(93)	(62)	(32)	(9)	(4)	(28)	(56)	(23)	(665)	34	(632)	(1,263)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	53	27	80
	622	181	144	163	67	28	16	126	87	10	1,444	—	1,449
Management service costs	—	—	—	—	—	—	—	—	—	(116)	(116)	—	(19)	(135)
Interest expense	(156)	(20)	(34)	(66)	(17)	(8)	(5)	(52)	(16)	(92)	(466)	13	(548)	(1,001)
Current income taxes	(7)	(11)	(9)	1	(2)	(1)	(1)	—	(1)	—	(31)	2	(41)	(70)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	(12)	(27)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(829)	(829)
Funds From Operations	459	150	101	98	48	19	10	74	70	(268)	761	—	—
Depreciation											(643)	13	(641)	(1,271)
Foreign exchange and financial instrument loss											(30)	(2)	(4)	(36)
Deferred income tax expense											30	—	(3)	27
Other											(221)	9	(64)	(276)
Share of earnings from equity-accounted investments											—	(20)	(4)	(24)
Net income attributable to non-controlling interests											—	—	716	716
Net income (loss) attributable to Unitholders(2)											$(103)	$—	$—	$(103)
(1)Share of earnings from equity-accounted investments of $29 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $113 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table presents information on a segmented basis about certain items in our company’s consolidated statements of financial position and reconciles our proportionate balances to the consolidated statements of financial position basis by aggregating the components comprising Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at December 31, 2021
Cash and cash equivalents	$41	$4	$16	$30	$46	$5	$6	$104	$43	$245	$540	$(28)	$252	$764
Property, plant and equipment, at fair value	15,188	1,680	2,032	3,286	676	277	266	3,355	2,183	—	28,943	(1,111)	21,600	49,432
Total assets	16,322	1,833	2,277	3,665	842	292	342	3,746	2,500	292	32,111	(518)	24,274	55,867
Total borrowings	4,126	261	526	1,628	474	74	195	2,736	996	2,156	13,172	(351)	8,708	21,529
Other liabilities	4,499	91	644	771	218	8	52	435	227	303	7,248	(167)	3,261	10,342
For the year ended December 31, 2021
Additions to property, plant and equipment	113	85	130	88	22	10	1	197	31	6	683	(12)	1,576	2,247
As at December 31, 2020
Cash and cash equivalents	$38	$6	$6	$36	$60	$1	$3	$86	$48	$7	$291	$(20)	$160	$431
Property, plant and equipment, at fair value	12,983	1,544	1,965	3,606	1,095	274	175	3,548	1,880	—	27,070	(940)	18,460	44,590
Total assets	13,628	1,751	2,201	3,801	1,267	292	272	3,985	2,101	100	29,398	(387)	20,711	49,722
Total borrowings	3,439	245	439	1,680	669	66	125	2,534	864	2,143	12,204	(332)	6,210	18,082
Other liabilities	3,232	153	556	773	220	8	22	568	211	784	6,527	(55)	3,401	9,873
For the year ended December 31, 2020
Additions to property, plant and equipment(1)	307	65	5	70	29	1	—	146	48	4	675	(17)	310	968
(1)Brookfield Renewable exercised the option to buyout the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to Brookfield Renewable) to its corresponding right-of-use asset.

Geographical Information
The following table presents consolidated revenue split by reportable segment for the year ended December 31:

(MILLIONS)	2021	2020	2019
Hydroelectric
North America	$1,044	$1,030	$1,123
Brazil	177	201	259
Colombia	929	874	979
	2,150	2,105	2,361
Wind
North America	656	494	474
Europe	189	237	273
Brazil	109	79	110
Asia	120	105	71
	1,074	915	928
Solar	563	539	494
Energy transition	309	251	188
Total	$4,096	$3,810	$3,971
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography:

(MILLIONS)	December 31, 2021	December 31, 2020
United States	$26,713	$22,955
Colombia	8,497	8,150
Canada	5,534	4,880
Brazil	3,860	3,308
Europe	4,440	5,417
Asia	1,495	851
	$50,539	$45,561

7. OTHER INCOME
Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2021	2020	2019
Interest and other investment income	$59	$47	$32
Gain on regulatory settlement	35	61	14
Gain on disposition of development assets	202	10	—
Other	8	10	59
	$304	$128	$105

8. DIRECT OPERATING COSTS
Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2021	2020	2019
Fuel and power purchases(1)(2)		(390)	(348)	(316)
Salaries and benefits		(293)	(270)	(257)
Operations and maintenance		$(285)	$(256)	$(288)
Water royalties, property taxes and other regulatory fees		(201)	(208)	(202)
Insurance	29	(68)	(60)	(55)
Professional fees		(56)	(63)	(53)
Energy marketing & other related party services	29	(8)	(4)	(20)
Other expenses		(64)	(65)	(72)
		$(1,365)	$(1,274)	$(1,263)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
(2)Includes $80 million relating to the Texas winter storm event which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives.
Direct operating costs exclude depreciation expense of $1,501 million (2020: $1,367 million and 2019: $1,271 million).
9. OTHER
Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2021	2020	2019
Legal provisions	28	$(58)	$(231)	$—
Foreign currency translation and cash flow hedge, net of investment hedge, associated with the disposal of assets	4	(41)	—	—
Change in fair value of property, plant and equipment		(63)	(101)	(65)
Amortization of service concession assets		(14)	(9)	(20)
Transaction costs		(8)	(13)	(5)
Loss on debt extinguishment		—	(12)	(35)
Other		(123)	(66)	(151)
		$(307)	$(432)	$(276)

10. FOREIGN CURRENCY TRANSLATION
Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2021	2020	2019
Foreign currency translation on
Property, plant and equipment, at fair value	12	$(1,510)	$(604)	$49
Goodwill	18	(121)	(20)	(10)
Borrowings	14	436	(219)	(133)
Deferred income tax liabilities and assets	11	318	35	(32)
Other assets and liabilities		18	(32)	35
		$(859)	$(840)	$(91)

11. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2021	2020	2019
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(43)	$(66)	$(70)
Deferred taxes
Income taxes – origination and reversal of temporary differences	160	185	78
Relating to change in tax rates / imposition of new tax laws	(147)	(7)	1
Relating to unrecognized temporary differences and tax losses	16	35	(52)
	29	213	27
Total income tax recovery (expense)	$(14)	$147	$(43)
The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2021	2020	2019
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$3	$13	$4
Other	(13)	(3)	5
Revaluation surplus
Origination and reversal of temporary differences	(1,003)	(934)	(432)
Relating to changes in tax rates / imposition of new tax laws	(159)	—	(59)
	$(1,172)	$(924)	$(482)
Brookfield Renewable’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2021	2020	2019
Statutory income tax recovery (expense)(1)	$14	$53	$(34)
Reduction (increase) resulting from:
Decrease (increase) in tax assets not recognized	(5)	34	(52)
Differences between statutory rate and future tax rate and tax rate changes	(147)	(7)	1
Subsidiaries’ income taxed at different rates	129	68	38
Other	(5)	(1)	4
Effective income tax recovery (expense)	$(14)	$147	$(43)
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.
Brookfield Renewable’s effective income tax rate was (26.9)% for the year ended December 31, 2021 (2020: 76.6% and 2019: 35.0%). The effective tax rate is different than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, changes in tax assets not recognized and non-controlling interests’ income not subject to tax.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2021	2020	2019
Less than four years	$5	$5	$3
Thereafter	138	149	431
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2019	$835	$(5,060)	$(4,225)
Recognized in net income (loss)	23	4	27
Recognized in equity	11	(491)	(480)
Business combination	7	14	21
Foreign exchange	9	(41)	(32)
As at December 31, 2019	885	(5,574)	(4,689)
Recognized in net income (loss)	273	(60)	213
Recognized in equity	(52)	(865)	(917)
Business combination	30	18	48
Foreign exchange	4	31	35
As at December 31, 2020	1,140	(6,450)	(5,310)
Recognized in net income (loss)	23	6	29
Recognized in equity	8	(1,068)	(1,060)
Business combination	(28)	33	5
Foreign exchange	6	312	318
As at December 31, 2021	$1,149	$(7,167)	$(6,018)

The deferred income tax liabilities include $6,082 million (2020: $5,145 million and 2019: $4,293 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $5,856 million (2020: $5,405 million and 2019: $3,633 million).

12. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2019		$25,797	$9,183	$5,501	$233	$40,714
Additions		313	88	142	1	544
Transfer from construction work-in-progress		139	37	—	1	177
Acquisitions through business combinations	3	—	—	661	—	661
Disposals		—	(160)	—	—	(160)
Items recognized through OCI:
Change in fair value		3,152	409	573	(21)	4,113
Foreign exchange	10	(693)	(185)	307	(44)	(615)
Items recognized through net income:
Change in fair value		12	(25)	(54)	(8)	(75)
Depreciation		(514)	(550)	(290)	(13)	(1,367)
As at December 31, 2020		28,206	8,797	6,840	149	43,992
Additions		576	490	78	9	1,153
Transfer from construction work-in-progress		118	187	258	1	564
Acquisitions through business combinations	3	—	1,643	679	—	2,322
Disposals	4	—	(1,208)	—	—	(1,208)
Items recognized through OCI:
Change in fair value		4,306	(51)	101	73	4,429
Foreign exchange	10	(1,133)	(124)	(221)	(9)	(1,487)
Items recognized through net income:
Change in fair value		(13)	(19)	(3)	(24)	(59)
Depreciation		(547)	(600)	(343)	(11)	(1,501)
As at December 31, 2021		$31,513	$9,115	$7,389	$188	$48,205
Construction work-in-progress
As at December 31, 2019		$218	$117	$4	$2	$341
Additions		161	103	160	—	424
Transfer to property, plant and equipment		(139)	(37)	—	(1)	(177)
Items recognized through OCI:
Change in fair value		(13)	12	—	—	(1)
Foreign exchange	10	(15)	18	8	—	11
As at December 31, 2020		212	213	172	1	598
Additions		194	357	575	6	1,132
Transfer to property, plant and equipment		(118)	(187)	(258)	(1)	(564)
Acquisitions through business combinations	3	—	—	44	—	44
Disposals	4	—	(104)	—	—	(104)
Items recognized through OCI:
Change in fair value		—	17	127	—	144
Foreign exchange	10	(10)	(1)	(11)	(1)	(23)
As at December 31, 2021		$278	$295	$649	$5	$1,227
Total property, plant and equipment, at fair value
As at December 31, 2020(2)		$28,418	$9,010	$7,012	$150	$44,590
As at December 31, 2021(2)		$31,791	$9,410	$8,038	$193	$49,432
(1)Includes biomass and cogeneration.
(2)Includes right-of-use assets not subject to revaluation of $69 million (2020: $74 million) in hydroelectric, $174 million (2020: $185 million) in wind, $186 million (2020: $152 million) in solar and $2 million (2020: $3 million) in other.

During the year, Brookfield Renewable, together with its institutional partners, completed the acquisition of 189 MW operating hydroelectric assets in Colombia. The investments are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3, with $536 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 24% economic interest.
During the year, Brookfield Renewable, together with its institutional partners, completed the acquisition of two operating wind portfolios in China for a total capacity of 312 MW. The investments are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3, with $495 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable’s economic interest ranges from 14% to 25%.
During the year, Brookfield Renewable, together with its institutional partners, completed the acquisition of 12 MW operating solar asset in Europe. The investment is accounted for as an asset acquisition as it does not constitute a business combination under IFRS 3, with $94 million of property, plant and equipment was included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 64% economic interest.
The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(g) – and 1(q)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2021	2020	2021	2020	2021	2020	2021	2020
Discount rate(1)
Contracted	4.1% - 4.3%	4.1% - 4.5%	7.9%	8.1%	7.2%	7.3%	3.9%	3.0% - 3.6%
Uncontracted	5.4% - 5.6%	5.6% - 6.0%	9.2%	9.4%	8.5%	8.6%	3.9%	3.6% - 4.7%
Terminal capitalization rate(2)	4.8% - 5.1%	5.8% - 6.2%	8.0%	8.9%	N/A	N/A	N/A	N/A
Terminal year(3)	2042	2041	2041	2040	2048	2048	2036	2035
(1)Discount rates are not adjusted for asset specific risks.
(2)The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.
(3)For hydroelectric assets, terminal year refers to the valuation date of the terminal value.
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2021
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,510)	$(240)	$(100)	$(60)	$(1,910)
25 bps decrease in discount rates	1,690	330	100	60	2,180
5% increase in future energy prices	1,100	410	80	—	1,590
5% decrease in future energy prices	(1,100)	(410)	(80)	—	(1,590)
25 bps increase in terminal capitalization rate	(390)	(70)	—	—	(460)
25 bps decrease in terminal capitalization rate	430	70	—	—	500

	2020
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,190)	$(230)	$(60)	$(80)	$(1,560)
25 bps decrease in discount rates	1,300	310	60	80	1,750
5% increase in future energy prices	1,020	430	80	10	1,540
5% decrease in future energy prices	(1,020)	(430)	(80)	(10)	(1,540)
25 bps increase in terminal capitalization rate	(280)	(60)	—	—	(340)
25 bps decrease in terminal capitalization rate	310	60	—	—	370
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2021, including a one-time 30-year renewal for applicable hydroelectric assets, is 31 years (2020: 32 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2021:

	North America	Colombia	Brazil	Europe
1 - 5 years	69%	51%	85%	100%
6 - 10 years	57%	7%	81%	88%
Thereafter	31%	1%	61%	66%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$82	COP	251,000	R$	306	€44
11 - 20 years	71		313,000	358		39
(1)Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$77	COP	290,000	R$	282	€34
11 - 20 years	114		439,000	345		39
(1)Assumes nominal prices based on weighted-average generation.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2025 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $173 million (2020: $236 million).
Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2021	2020
Hydroelectric	$11,135	$11,330
Wind	7,719	6,625
Solar	6,467	5,583
Other(1)	155	175
	$25,476	$23,713
(1)Includes biomass and cogeneration.

13. INTANGIBLE ASSETS
The following table provides a reconciliation of intangible assets:

(MILLIONS)	Total
Balance, as at December 31, 2019	$241
Amortization(1)	(9)
Balance, as at December 31, 2020	232
Amortization(1)	(14)
Balance, as at December 31, 2021	$218
(1)Included in Other within the consolidated statements of income (loss).
Intangible assets relate to certain of our power generating facilities that operate under service concession arrangements in South America. We primarily benefit from a government promoted concession agreement and a long-term PPA with UTE - Administracion Nacional de Usinas y Transmisiones Electricas, the Republic of Uruguay’s state-owned electricity company. Under this PPA, we are required to deliver power at a fixed rate for the contract period, in all cases inflation adjusted.
Brookfield Renewable's service concession assets operate as authorizations that expire between 2033 and 2038. The remaining intangible assets are amortized straight-line over 17 to 20 years.
Under these arrangements, Brookfield Renewable recognized $33 million of revenue for the year ended December 31, 2021 (2020: $35 million and 2019: $36 million)

14. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2021				December 31, 2020
(MILLIONS EXCEPT AS NOTED)	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	N/A	4	$—	$—
Commercial paper	N/A	N/A	—	—	0.4	< 1	3	3
Medium Term Notes:
Series 4 (C$150)	5.8	15	118	154	5.8	16	118	160
Series 9 (C$400)	3.8	3	317	334	3.8	4	314	348
Series 10 (C$500)	3.6	5	396	421	3.6	6	392	441
Series 11 (C$475)	4.3	7	376	419	4.3	8	373	442
Series 12 (C$475)	3.4	8	376	399	3.4	9	373	420
Series 13 (C$300)	4.3	28	237	275	4.3	29	236	287
Series 14 (C$425)	3.3	29	336	332	3.3	30	334	347
	3.9	13	2,156	2,334	3.9	14	2,140	2,445
Total corporate borrowings			2,156	$2,334			2,143	$2,448
Add: Unamortized premiums(1)			3				3
Less: Unamortized financing fees(1)			(10)				(11)
Less: Current portion			—				(3)
			$2,149				$2,132
(1) Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2021	2020
Corporate borrowings
Unamortized financing fees, beginning of year	$(11)	$(7)
Additional financing fees	—	(5)
Amortization of financing fees	1	1
Unamortized financing fees, end of year	$(10)	$(11)
Credit facilities
Brookfield Renewable had nil commercial paper outstanding as at December 31, 2021 (2020: $3 million).
In the first quarter of 2021, Brookfield Renewable extended the maturity of the corporate credit facilities by two years to June 2026 and increased the size by $225 million.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 28 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.

The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2021	2020
Authorized corporate credit facilities and related party credit facilities(1)	$2,375	$2,150
Draws on corporate credit facilities(1)(2)	(24)	—
Authorized letter of credit facility	400	400
Issued letters of credit	(289)	(300)
Available portion of corporate credit facilities	$2,462	$2,250
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 31 – Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin.Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
Effective January 1, 2022. Sterling Overnight Index Average (“SONIA”) replaced £ LIBOR, and Euro Short-term Rate (“€STR”) replaced € LIBOR. It is also currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR prior to June 30, 2023. As at December 31, 2021, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)(4)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric(2)	4.9	11	$8,541	$9,008	4.8	9	$6,989	$7,853
Wind	4.4	8	4,767	5,059	4.3	10	4,324	4,785
Solar	4.1	13	4,303	4,561	3.6	12	3,684	4,247
Energy transition	3.2	8	1,741	1,807	3.8	11	1,009	1,106
Total	4.5	10	19,352	$20,435	4.3	10	16,006	$17,991
Add: Unamortized premiums(3)			160				63
Less: Unamortized financing fees(3)			(132)				(122)
Less: Current portion			(1,818)				(1,026)
			$17,562				$14,921
(1)Includes $30 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $51 million (2020: nil) outstanding to an associate of Brookfield. Refer to Note 29 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
(4)Excluding non-permanent financings, total weighted-average term is 11 years.
Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2022	2023	2024	2025	2026	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$750	$871	$769	$607	$843	$4,701	$8,541
Wind	422	804	290	296	561	2,394	4,767
Solar	537	439	215	192	320	2,600	4,303
Energy transition	109	511	118	47	43	913	1,741
	$1,818	$2,625	$1,392	$1,142	$1,767	$10,608	$19,352
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2021	2020
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(122)	$(119)
Additional financing fees	(40)	(17)
Amortization of financing fees	21	9
Foreign exchange translation and other	9	5
Unamortized financing fees, end of year	$(132)	$(122)

The following table outlines the change in the unamortized premiums of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2021	2020
Non-recourse borrowings
Unamortized premiums, beginning of year	$63	$92
Additional premiums	103	4
Amortization of premiums	(13)	5
Foreign exchange translation and other	7	(38)
Unamortized premiums, end of year	$160	$63
In the first quarter of 2021, Brookfield Renewable completed a financing of COP 180 billion ($48 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling $400 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 1% and matures in 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling $100 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 2% and matures in 2024.
In the second quarter of 2021, Brookfield Renewable completed a financing of R$1.5 billion ($300 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 5.2% and matures in 2045.
In the second quarter of 2021, Brookfield Renewable completed a financing of R$350 million ($70 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 1.59% and matures in 2022.
In the second quarter of 2021, Brookfield Renewable completed a financing of COP 600 billion ($159 million) in Colombia. The loan is comprised of a fixed rate bond bearing interest at 6.49% maturing in 2026, a variable rate bond bearing interest at the applicable rate plus 3.35% maturing in 2029, and a variable rate bond bearing interest at the applicable rate plus 4.45% maturing in 2041.
In the second quarter of 2021, Brookfield Renewable completed a financing of COP 85 billion ($23 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.69% and matures in 2031.
In the second quarter of 2021, Brookfield Renewable completed a financing of $164 million associated with a wind repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.125% maturing in 2022.
In the second quarter of 2021, Brookfield Renewable completed a financing of $263 million associated with a wind repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.75% maturing in 2025.
In the second quarter of 2021, Brookfield Renewable completed a refinancing of C$198 million ($159 million) associated with a solar portfolio in Canada. The loan bears a variable interest at the applicable rate plus 1.25% and matures in 2035.
In the third quarter of 2021, Brookfield Renewable completed a financing of C$25 million ($20 million) associated with a hydroelectric portfolio in Canada. The loan bears a fixed interest of 5.28% and matures in 2026.
In the third quarter of 2021, Brookfield Renewable completed a refinancing of €512 million ($593 million) associated with a solar portfolio in Europe. A portion of the debt bears an average fixed interest rate of 2.4% maturing between 2037 and 2038, and a variable portion that bears interest at the applicable rate plus 1.6% increasing by 0.20% every five years maturing in 2031.

In the third quarter of 2021, Brookfield Renewable completed a financing of R$200 million ($37 million) associated with a hydroelectric portfolio in Brazil. The loan bears a variable interest at the applicable rate plus 2.33% and matures in 2027.
In the third quarter of 2021, Brookfield Renewable completed a corporate financing of COP 590 billion ($155 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.75% and matures in 2031.
In the third quarter of 2021, Brookfield Renewable entered into an agreement for a R$650 million ($120 million) guaranteed letter of credit facility associated with a solar development project in Brazil.
In the third quarter of 2021, Brookfield Renewable entered into a financing of CNY 361 million ($56 million) related to a wind facility in China. The loan bears a fixed interest rate of 4.9% and maturing in 2036.
In the fourth quarter of 2021, Brookfield Renewable entered into a financing of CNY 200 million ($31 million) related to a wind facility in China. The loan bears a fixed interest rate of 4.9% and maturing in 2038.
In the fourth quarter of 2021, Brookfield Renewable completed a financing of CNY 862 million ($134 million) associated with our investment in a wind portfolio in China. The loan bears a fixed interest at 4.9% and matures in 2036.
In the fourth quarter of 2021, Brookfield Renewable completed a financing of COP 740 billion ($185 million) associated with our investment in a hydro portfolio in Colombia. The loan bears a variable interest at the applicable rate plus 2.5% and 2.8%, maturing in 2028 and 2031, respectively.
In the fourth quarter of 2021, Brookfield Renewable completed a refinancing of £245 million ($332 million) associated with our investment in a pump storage facility in Europe. The loan drawn in two tranches bears a variable interest at the applicable rate plus 2.50% increasing to 2.75% after five years matures in 2028.
In the fourth quarter of 2021, Brookfield Renewable completed a refinancing of €395 million ($457 million) associated with our investment in a solar portfolio in Europe. The loan drawn in two tranches bears a variable interest at the applicable rate plus 1.55% increasing to 1.75% after five years maturing between 2031 and 2035, respectively.
In the fourth quarter of 2021, Brookfield Renewable completed a financing of €66 million ($76 million) associated with our investment in a solar facility in Europe.The loan bears a variable interest at the applicable rate plus 0.85% increasing by an average of 0.45% every three months and matures in 2022.
In the fourth quarter of 2021, Brookfield Renewable completed a refinancing of C$25 million ($20 million) associated with our investment in a wind facility in Canada. The loan bears a fixed interest rate of 3.54% maturing 2030.
In the fourth quarter of 2021, Brookfield Renewable completed a financing totaling C$1,140 million ($900 million) associated with our investment in a hydro facility in Canada. The debt bears interest at an average fixed rate of 4.1% and matures in 2061.
In the fourth quarter of 2021, Brookfield Renewable agreed to amend the $29 million revolving credit facility associated with our investment in a pump storage facility in the United States to extend its maturity to October 2023.
In the fourth quarter of 2021, Brookfield Renewable completed a financing totaling $200 million associated with our investment in a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 1.875% and matures in 2024.
In the fourth quarter of 2021, Brookfield Renewable completed a financing totaling $18 million associated with our investment in a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 6.5% and matures in 2031.
In the fourth quarter of 2021, Brookfield Renewable completed a financing of R$400 million ($74 million) associated with a mixed technology portfolio in Brazil associated with our Brazilian business. The loan bears a variable interest at the applicable rate plus 1.3% and matures in 2028.

In the fourth quarter of 2021, Brookfield Renewable completed a financing of R$250 million ($46 million) associated with our investment in a solar facility in Brazil. The loan bears a variable interest at the applicable rate plus 1.7% and matures in 2023.
In the fourth quarter of 2021, Brookfield Renewable completed a financing totaling INR13,800 million ($186 million) associated with our investment in a solar portfolio in India. A portion of the loan bears a fixed interest rate of 7.55% increasing to 8.25% after 3 years maturing in 2038 and the variable portion bears interest at the applicable rate plus 8.55% decreasing to 8.25% after June 2022 maturing in 2038.
During the year, Brookfield Renewable increased its revolving credit facility associated with the United States business by $350 million to a total of $500 million.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Other(2)(3)	December 31
2021
Corporate borrowings	$2,135	(3)	—	—	17	$2,149
Non-recourse borrowings	$15,947	3,177	869	(646)	33	$19,380
2020
Corporate borrowings	$2,100	(30)	—	—	65	$2,135
Non-recourse borrowings(4)	$15,200	(155)	475	—	427	$15,947
(1)Excludes $51 million (2020: $(20) million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Includes $358 million (2020: $20 million) of non-recourse borrowings acquired through asset acquisitions.
(4)Other includes a $247 million adjustment related to the buyout of the lease on a 192 MW hydroelectric facility in Louisiana.
15. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2021	2020
Participating non-controlling interests – in operating subsidiaries	$12,303	$11,100
General partnership interest in a holding subsidiary held by Brookfield	59	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,894	2,721
BEPC exchangeable shares	2,562	2,408
Preferred equity	613	609
Perpetual subordinated notes	592	—
	$19,023	$16,894

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	TerraForm Power public non-controlling interests	Other	Total
As at December 31, 2018	$900	$1,929	$3,496	$—	$276	$124	$2,212	$15	$1,002	$335	$10,289
Net income(loss)	—	(13)	6	6	19	17	154	1	(79)	2	113
Other comprehensive income (loss)	46	134	427	(3)	61	(41)	266	2	112	—	1,004
Capital contributions	—	—	2	159	268	—	—	(2)	244	3	674
Disposals	—	(87)	—	—	—	—	—	—	—	(85)	(172)
Distributions(1)	(24)	(120)	(332)	—	(1)	(11)	(259)	(1)	(66)	(30)	(844)
Other	—	8	20	1	(5)	—	2	(2)	(5)	3	22
As at December 31, 2019	922	1,851	3,619	163	618	89	2,375	13	1,208	228	11,086
Net income (loss)	(13)	(21)	(52)	15	35	16	130	—	(31)	101	180
Other comprehensive income (loss)	100	196	413	—	11	27	325	2	2	36	1,112
Capital contributions	—	9	23	246	—	—	—	—	—	242	520
Return of capital	—	(3)	(109)	—	(35)	—	—	—	—	—	(147)
Disposals	—	—	—	—	—	—	—	—	—	(15)	(15)
Distributions(1)	(8)	(38)	(204)	(13)	(1)	(34)	(180)	—	(35)	(38)	(551)
Special distribution/TerraForm Power acquisition	—	—	—	—	—	—	—	—	(1,101)	—	(1,101)
Other	1	—	(67)	(1)	(1)	(1)	1	(1)	(43)	128	16
As at December 31, 2020	1,002	1,994	3,623	410	627	97	2,651	14	—	682	11,100
Net income (loss)	5	43	(16)	38	4	16	113	1	—	5	209
Other comprehensive income (loss)	(122)	445	196	150	163	28	(107)	—	—	86	839
Capital contributions	—	6	10	924	—	—	—	—	—	181	1,121
Disposals	(181)	(214)	—	—	—	—	—	—	—	—	(395)
Distributions(1)	(18)	(32)	(350)	(114)	(25)	(8)	(215)	(1)	—	(47)	(810)
Other	(1)	11	155	2	205	(1)	—	(1)	—	(131)	239
As at December 31, 2021	$685	$2,253	$3,618	$1,410	$974	$132	$2,442	$13	$—	$776	$12,303
Interests held by third parties	75%-78%	43%-60	23%-71%	75%	50%	25%	53%	0.3%	—%	0.3%-50%
(1)Distributions paid during the year ended December 31, 2021, totaled $810 million (2020: $551 million and 2019: $844 million)

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen (2)	TerraForm Power	Other	Total
Interests held by third parties	75%-78%	43%-60%	69%-71%	75%	50%	25%	76%	36%	0.3%-74%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, Europe, India, China	United States , Brazil, India, China	Canada	United States	Colombia	North America, South America, Europe	United States, Brazil, Canada, Colombia
Year ended December 31, 2019:
Revenue	$155	$451	$255	$39	$96	$145	$971	$991	$29	$3,132
Net income	2	(20)	10	9	42	67	293	(207)	6	202
Total comprehensive income (loss)	61	294	359	4	138	(99)	1,007	90	17	1,871
Net income allocated to non-controlling interests	—	(13)	8	6	19	17	220	(149)	5	113
Year ended December 31, 2020:
Revenue	$137	$346	$189	$85	$123	$141	$874	$1,161	$20	$3,076
Net income (loss)	(15)	(34)	(2)	20	73	65	247	(360)	173	167
Total comprehensive income (loss)	109	345	160	19	108	173	866	238	176	2,194
Net income (loss) allocated to non-controlling interests	(13)	(21)	(4)	15	38	16	187	(158)	120	180
As at December 31, 2020:
Property, plant and equipment, at fair value	$1,785	$5,314	$2,609	$724	$1,877	$1,037	$8,150	$11,606	$276	$33,378
Total assets	1,833	5,562	3,101	1,129	3,579	1,045	9,130	12,767	440	38,586
Total borrowings	483	1,629	832	427	1,672	549	1,822	6,890	94	14,398
Total liabilities	550	1,950	926	581	2,067	557	4,131	9,365	127	20,254
Carrying value of non-controlling interests	1,002	1,994	1,545	410	675	97	3,794	1,434	149	11,100
Year ended December 31, 2021:
Revenue	$137	$302	$195	$316	$81	$136	$929	$1,239	$19	$3,354
Net income (loss)	7	64	1	50	10	62	214	(245)	66	229
Total comprehensive income (loss)	(161)	895	348	252	329	173	11	(243)	187	1,791
Net income allocated to non-controlling interests	5	43	2	38	4	16	162	(109)	48	209
As at December 31, 2021:
Property, plant and equipment, at fair value	$1,053	$5,578	$2,861	$4,440	$2,417	$1,129	$8,497	$10,867	$321	$37,163
Total assets	1,087	5,673	3,510	5,460	2,741	1,140	9,498	11,939	374	41,422
Total borrowings	179	1,331	1,048	2,768	516	507	2,224	6,902	93	15,568
Total liabilities	205	1,552	1,180	3,356	576	511	4,896	8,916	151	21,343
Carrying value of non-controlling interests	685	2,253	1,658	1,410	1,029	132	3,493	1,344	299	12,303
(1)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(2)The total third party ownership interest in Isagen as of December 31, 2021 was 75.9% and comprised of Brookfield Infrastructure Fund III: 23.0%, Isagen Institutional investors 52.6% and other non-controlling interests: 0.3%.

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold.
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26.0% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the year ended December 31, 2021, exchangeable shareholders of BEPC exchanged 16,071 (December 31, 2020: 136,517) BEPC exchangeable for an equivalent number of LP units at a total cost of $1 million (December 31, 2020: $2 million). No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at December 31, 2021, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2020: 194,487,939 units), 172,203,342 shares (December 31, 2020: 172,180,417 shares), and 3,977,260 units (December 31, 2020: 3,977,260 units), respectively.
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the years ended December 31, 2021 and 2020.
The composition of the distributions are presented in the following table:

(MILLIONS)	2021	2020	2019
General partnership interest in a holding subsidiary held by Brookfield	$5	$5	$5
Incentive distribution	80	65	50
	85	70	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	237	250	268
BEPC exchangeable shares held by
Brookfield	53	42	—
External shareholders	156	74	—
Total BEPC exchangeable shares	209	116	—
	$531	$436	$323

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield:

(MILLIONS)	2021	2020	2019
For the year ended December 31:
Revenue	$4,096	$3,810	$3,971
Net income	(66)	(45)	80
Comprehensive income	2,700	2,229	2,025
Net income (loss) allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	77	62	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(135)	(133)	(65)
BEPC exchangeable shares	(119)	(49)	—
As at December 31:
Property, plant and equipment, at fair value	$49,432	$44,590
Total assets	55,867	49,722
Total borrowings	21,529	18,082
Total liabilities	31,871	27,955
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	59	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,894	2,721
(1)Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 172.2 million and 274.9 million, respectively (2020: 4.0 million, 194.5 million, 139.9 million and 271.1 million, respectively and 2019: 4.0 million, 194.5 million, nil and 268.3 million, respectively).
(2)Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 172.2 million and 275.1 million, respectively (2020: 4.0 million, 194.5 million, 172.2 million and 274.8 million, respectively).
Preferred equity
Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2021	2020	December 31, 2021	December 31, 2020
Series 1 (C$136)	6.85	3.1	April 2025	$4	$3	$135	$134
Series 2 (C$113)(1)	3.11	2.8	April 2025	2	3	62	62
Series 3 (C$249)	9.96	4.4	July 2024	9	8	197	195
Series 5 (C$103)	4.11	5.0	April 2018	4	4	81	81
Series 6 (C$175)	7.00	5.0	July 2018	7	7	138	137
	31.03			$26	$25	$613	$609
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the year ended December 31, 2021, totaled $26 million (2020: $25 million and 2019: $26 million).

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2021, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2021 in connection with the normal course issuer bid.
Perpetual subordinated notes
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%.
In December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $260 million of perpetual subordinated notes at a fixed rate of 4.875%.
The perpetual subordinated notes do not have a maturity date and are repaid in an Event of Default. The perpetual subordinated notes also provide Brookfield Renewable, at its discretion, the right to defer the interest (in whole or in part) until liquidation of assets due to an Event of Default. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position as per IAS 32, Financial Instruments: Presentation. The interest expense on the perpetual subordinated notes during the year ended December 31, 2021 of $12 million (2020: nil and 2019: nil) are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $592 million (2020: nil) as at December 31, 2021.
Distributions paid during the year ended December 31, 2021, totaled $9 million (2020: nil and 2019: nil).
16. PREFERRED LIMITED PARTNERS’ EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
				2021	2020	December 31, 2021	December 31, 2020
Series 5 (C$72)	2.89	5.59	April 2018	$3	$3	$49	$49
Series 7 (C$175)	7.00	5.50	January 2026	8	7	128	128
Series 9 (C$200)	—	5.75	July 2021	5	9	—	147
Series 11 (C$250)	10.00	5.00	April 2022	10	9	187	187
Series 13 (C$250)	10.00	5.00	April 2023	10	9	196	196
Series 15 (C$175)	7.00	5.75	April 2024	8	8	126	126
Series 17 ($200)	8.00	5.25	March 2025	11	9	195	195
	44.89			$55	$54	$881	$1,028
As at December 31, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In the third quarter of 2021, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units for C$200 million or C$25 per Preferred Limited Partnership Unit.
Subsequent to year-end, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$73 million or C$25.25 per Preferred Limited Partnership Unit.
Distributions paid during the year ended December 31, 2021, totaled $55 million (2020: $52 million and 2019: $43 million).

Class A Preferred LP Units - Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during 2021.
17. LIMITED PARTNERS’ EQUITY
Limited partners’ equity
As at December 31, 2021, 275,084,265 LP units were outstanding (2020: 274,837,890 LP units) including 68,749,416 LP units (2020: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.f the proceeds from the offering of LP units.
During the year ended December 31, 2021, 230,304 LP units (2020: 182,966 LP units) were issued under the distribution reinvestment plan at a total value of $9 million (2020: $6 million).
During the year ended December 31, 2021, exchangeable shareholders of BEPC exchanged 16,071 BEPC exchangeable shares (2020: 136,517 shares) for an equivalent number of LP units at a total value of less than $1 million (2020: $2 million).
As at December 31, 2021, Brookfield Asset Management’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 48.0% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 52.0% is held by public investors.
On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 26% direct interest in the BEPC exchangeable shares of BEPC as at December 31, 2021.
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units, representing 5% of its issued and outstanding LP units. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the year ended December 31, 2021 and December 31, 2020.
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2021	2020
Brookfield	$84	$98
External LP unitholders	251	251
	$335	$349
In February 2022, distributions to unitholders were increased to $1.28 per LP unit on an annualized basis, an increase of $0.06 per LP unit, which will take effect on the distribution payable in March 2022.
Distributions paid during the year ended December 31, 2021, totaled $325 million (2020: $349 million and 2019: $363 million).

18. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2019		$949
Acquired through acquisition	3	41
Foreign exchange		(20)
Balance, as at December 31, 2020		970
Acquired through acquisition	3	117
Foreign exchange		(121)
Balance, as at December 31, 2021		$966

As at December 31, 2021, there was $676 million of goodwill related to the hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill, Brookfield Renewable removed from the carrying value any ‘non-core’ goodwill supported by the existence, as of the impairment testing date, of the original deferred tax liability that created the goodwill.
As at December 31, 2021, Brookfield Renewable performed an impairment test at the level that goodwill is monitored by management. Brookfield Renewable did not identify any impairments of goodwill. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets. The remaining goodwill is not significant to the total balance, and was allocated to relating to the wind and solar assets in Spain ($67 million and $106 million, respectively) and a 360 MW of operating and development distributed generation portfolio in the United States within the energy transition segment ($117 million).
19. CAPITAL MANAGEMENT
Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP unitholders. Brookfield Renewable’s capital is monitored through the debt-to-total capitalization ratio on a corporate and consolidated basis. As at December 31, 2021 these ratios were 8% and 33%, respectively (2020: 6% and 27%, respectively).
Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt-to-capitalization ratios. Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their non-recourse borrowings. These covenants vary from one credit agreement to another and include ratios that address debt-service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

Brookfield Renewable’s strategy during 2021, which was unchanged from 2020, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2021	2020	2021	2020
Commercial paper(1)	$—	$3	$—	$3
Debt
Medium term notes(2)	2,156	2,140	2,156	2,140
Non-recourse borrowings(3)	—	—	19,352	16,006
	2,156	2,140	21,508	18,146
Deferred income tax liabilities, net(4)	—	—	6,018	5,310
Equity
Non-controlling interest	—	—	12,303	11,100
Preferred equity	613	609	613	609
Perpetual subordinated notes	592	—	592	—
Preferred limited partners’ equity(5)	881	1,028	881	1,028
Unitholders’ equity	9,607	9,030	9,607	9,030
Total capitalization	$13,849	$12,807	$51,522	$45,223
Debt-to-total capitalization	16%	17%	42%	40%
Debt-to-total capitalization (market value)(6)	8%	6%	33%	27%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $30 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $132 million (2020: $122 million) of deferred financing fees and $160 million (2020: $63 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Subsequent to year-end, on January 31, 2021, Brookfield Renewable completed the redemption of C$72 million of Series 5 Preferred Units.
(6)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

20. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2021	2020	2019
Balance, beginning of year	$971	$937	$684
Investment	57	42	144
Return of capital	(8)	(19)	—
Share of net income	22	27	29
Share of other comprehensive income	148	29	81
Dividends received	(78)	(56)	(16)
Foreign exchange translation and other	(5)	11	15
Balance, end of year	$1,107	$971	$937
21. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2021	2020
Cash	$759	$422
Short-term deposits	5	9
	$764	$431

22. RESTRICTED CASH
Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2021	2020
Operations		$167	$129
Credit obligations		95	119
Capital expenditures and development projects		50	35
Total		312	283
Less: non-current	24	(51)	(75)
Current		$261	$208

23. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2021	2020
Trade receivables	$629	$614
Collateral deposits(1)	434	1
Prepaids and others	354	64
Inventory	31	26
Income tax receivables	39	15
Other short-term receivables	139	162
Current portion of contract asset	57	46
	$1,683	$928
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.

As at December 31, 2021, 82% (2020: 84%) of trade receivables were current. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2021 and 2020 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
24. OTHER LONG-TERM ASSETS
Brookfield Renewable’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2021	2020
Contract asset		$388	$409
Long-term receivables		216	108
Due from related parties	29	142	6
Restricted cash	22	51	75
Other		27	7
		$824	$605
At December 31, 2021 and 2020, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
Contract assets are the result of contract amendments made to Brookfield Renewable’s long-term power purchase agreements with Brookfield associated with generating assets in Ontario held by Great Lakes Power Limited and Mississagi Power Trust. The net impact of these changes were offset by changes to Brookfield Renewable’s long-term energy revenue agreement with Brookfield associated with several entities owned by Brookfield Renewable in the United States, however the changes resulted in a difference in timing of cash flows. As a result, the amendments were accounted for in reflection of their substance, with the recognition of contract asset and liability balances and net financing charges to be recognized over the remainder of the term of the agreements. There are no material provisions for expected credit losses on contract assets. See Note 29 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2021	2020
Operating accrued liabilities	$312	$270
Accounts payable	208	127
Interest payable on borrowings	116	106
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	54	46
Current portion of lease liabilities	30	33
Other	59	43
	$779	$625
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

26. PROVISIONS
The following table presents the change in the decommissioning liabilities for Brookfield Renewable:

(MILLIONS)	2021	2020
Balance, beginning of the year	$645	$504
Acquisitions through business combinations	99	23
Disposal	(12)	—
Accretion	13	17
Changes in estimates	(69)	94
Foreign exchange	(8)	7
Balance, end of the year	$668	$645
Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are substantially expected to be restored between the years 2031 to 2055. The estimated cost of decommissioning activities is based on a third-party assessment.
For details on other legal provisions, please refer to Note 28 – Commitments, contingencies and guarantees.
27. OTHER LONG-TERM LIABILITIES
Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2021	2020
Contract liabilities	$635	$602
Lease liabilities	434	405
Regulatory liabilities(1)	130	3
Pension obligations	77	98
Concession payment liability	10	11
Due to related parties	34	11
Other	120	116
	$1,440	$1,246
(1)Regulatory liabilities are related to the regulated pricing mechanism at certain of Brookfield Renewable’s Spanish assets.
Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 24 – Other long-term assets, for additional details regarding Brookfield Renewable’s contract balances. See Note 29 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
28. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2021, Brookfield Renewable had $699 million (2020: $574 million) of capital expenditure commitments outstanding, of which $669 million (2020: $405 million) is payable in less than one year, $30 million (2020: $159 million) in two to five years, and nil (2020: $10 million) thereafter.
Brookfield Renewable, together with institutional partners, agreed to invest approximately R$54 million ($10 million) to acquire a 270 MW development wind portfolio in Brazil. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Brookfield Renewable, together with institutional partners, agreed to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the second quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
Brookfield Renewable, together with institutional partners, agreed to acquire a portfolio of solar development projects in the United States for a total installed capacity of approximately 473 MW, for a total investment of $135 million (approximately $35 million to Brookfield Renewable). The transaction is expected to close in first quarter of 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Brookfield Renewable, together with institutional partners, signed an agreement to acquire 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile, for a total investment of $31 million (approximately $8 million to Brookfield Renewable). The transaction is expected to close in first quarter of 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
On December 22, 2020, Brookfield Renewable’s subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to a historical contractual dispute. This litigation predated the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners and related to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. During the year, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount paid by TerraForm Power was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest. A partially-owned subsidiary of Brookfield Renewable that holds shares in TerraForm Power was contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation. This issuance took place during the year and resulted in the immaterial dilution of Brookfield Renewable’s interest in TerraForm Power. During the year, TerraForm Power initiated legal proceedings to seek to recover the settlement amount and its costs incurred in connection with its defense of the underlying dispute.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 14 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	2021	2020
Brookfield Renewable along with institutional investors	$98	$46
Brookfield Renewable's subsidiaries	950	670
	$1,048	$716
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

29. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield.
Brookfield Renewable and Brookfield have entered into, or amended, the following material agreements:
Principal Agreements
Limited Partnership Agreements
Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.
Master Services Agreement
Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2021 is $27 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $23 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2021 of $288 million (2020: $212 million and 2019: $108 million).
Relationship Agreement
Since inception, Brookfield Renewable has had a Relationship Agreement with Brookfield pursuant to which Brookfield has agreed, subject to certain exceptions, that Brookfield Renewable will serve as its primary vehicle through which it will directly or indirectly, acquire renewable power assets on a global basis.
TERP Brookfield Master Services Agreement
TerraForm Power was party to a management agreement (“TERP Brookfield Master Services Agreement”) with Brookfield and certain of its affiliates, dated as of October 16, 2017. Pursuant to the TERP Brookfield Master Services Agreement, TerraForm Power paid management service costs on a quarterly basis calculated as follows:
•For each of the first four quarters following October 16, 2017, a fixed component of $2.5 million per quarter (subject to proration for the quarter including October 16, 2017) plus 0.3125% of the market capitalization value increase for such quarter;
•For each of the next four quarters, a fixed component of $3.0 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter; and
•Thereafter, a fixed component of $3.75 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter.
For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter is a negative number, then the market capitalization value increase is deemed to be zero. TerraForm Power’s management service costs for the year ended December 31, 2021 of nil (2020: $23 million and 2019: $27 million) have been included in Brookfield Renewable’s consolidated statements of income (loss) based on its historical records.
The TERP Brookfield Master Services Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
BRELP Voting Agreement
In 2011, Brookfield Renewable entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.
Governance Agreement
TerraForm Power was party to a governance agreement, referred to as the Governance Agreement, dated October 16, 2017 with Orion Holdings 1 L.P. (“Orion Holding”), a controlled subsidiary of Brookfield Asset Management, and any other controlled affiliate of Brookfield Asset Management (other than TerraForm Power and its controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto, collectively referred to as the sponsor group.
The Governance Agreement established certain rights and obligations of TerraForm Power and controlled affiliates of Brookfield Asset Management that owned voting securities of TerraForm Power relating to the governance of TerraForm Power and the relationship between such affiliates of Brookfield Asset Management and TerraForm Power and its controlled affiliates.
On June 11, 2018, Orion Holdings, Brookfield BRP Holdings (Canada) Inc (“NA HoldCo”) and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion Holdco L.P. (“BBHC Orion”), a controlled subsidiary of Brookfield Asset Management, and TerraForm Power pursuant to which BBHC Orion became a party to the Governance Agreement.
The Governance Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
Power Services Agreements
Energy Marketing Internalization
In 2018, Brookfield Renewable and Brookfield entered into an agreement (the “Power Marketing Purchase Agreement”) to internalize all energy marketing capabilities in North America into Brookfield Renewable. The Power Marketing Purchase Agreement provides for the transfer of Brookfield’s existing marketing business to Brookfield Renewable, which includes the marketing, purchasing and trading of energy and energy related products in North America, providing energy marketing services and all matters incidental thereto (the “Energy Marketing Internalization”). The Energy Marketing Internalization also included the transfer of all third party power purchase agreements and, subject to certain exceptions, related party power purchase and revenue support agreements as described in further detail below.
The Energy Marketing Internalization was completed during the third quarter of 2019. The Power Agency Agreements, Energy Marketing Agreement and certain revenue agreements discussed below were transferred by Brookfield to Brookfield Renewable in connection to the Energy Marketing Internalization.
Power Agency Agreements
Certain Brookfield Renewable subsidiaries entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, Brookfield scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.

On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by Brookfield to Brookfield Renewable.
Energy Marketing Agreement
Brookfield had agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable paid an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 8 – Direct operating costs.
On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to Brookfield Renewable.
Revenue Agreements
Contract Amendments
In the first quarter of 2021, two long-term power purchase agreements for sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and Brookfield’s third-party power purchase agreements associated the sale energy generated by GLPL and MPT were reassigned.
Historically, the power purchase agreements required Brookfield to purchase energy generated by GLPL and MPT at an average price of C$100 per MWh and C$127 per MWh, respectively, both subject to an annual adjustment equal to a 3% fixed rate. The GLPL and MPT contracts with Brookfield each had an initial term to December 1, 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh. There were no changes to the terms following the assignment of the third-party power purchase agreements from Brookfield to GLPL and MPT.
There were no amendments to or termination of the agreement that gives Brookfield Renewable the option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh.
Energy Revenue Agreement
In 2018, the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable was effectively amended.
Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 until 2021 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The price will be reduced by $3 per MWh per year from 2021 to 2025 and then further reduced by $5.03 per MWh in 2026. The energy revenue agreement will terminate in 2046 and provides Brookfield the right to terminate the agreement in 2036.
Other Revenue Agreements
Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh, subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year. On closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to Brookfield Renewable.
Pursuant to a 20-year power purchase agreement, Brookfield purchased all energy from Lièvre Power in Quebec at C$68 per MWh. The energy rates were subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%. On closing of the Energy Marketing Internalization, the power purchase agreement with Lièvre Power was transferred to Brookfield Renewable.
Pursuant to a power guarantee agreement, Brookfield purchased all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement was scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing third-party power agreements. The agreement with Brookfield had an initial term to 2029 and automatically renewed for a successive

20-year period with certain termination provisions. On closing of the Energy Marketing Internalization, the power guarantee agreement with Hydro Pontiac Inc. was transferred to Brookfield Renewable.
Pursuant to a 10-year Wind Levelization agreement that expired in February 2019, Brookfield mitigated any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario. Any excess generation compared to the expected generation resulted in a payment from Brookfield Renewable to Brookfield, while a shortfall would result in a payment from Brookfield to Brookfield Renewable.
Voting Agreements
Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 50.1%.
Except as set out below in respect to TerraForm Power and Isagen, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries as managing members of entities related to Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 24% and 31%.
Brookfield Renewable holds its interest in its Colombian operations as part of a consortium. The consortium in turn holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable. Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests (the “Ownership Test”). Brookfield Asset Management and its subsidiaries currently meet the Ownership Test.
Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with a controlled affiliate of Brookfield to transfer the power to vote their respective shares held of TerraForm Power to Brookfield Renewable. As a result, Brookfield Renewable controls and consolidates TerraForm Power.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund IV (the “BIF IV Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF IV Entities. Brookfield Renewable’s economic interests in the BIF IV Entities is 25%.

Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Global Transition Fund (the “BGTF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BGTF Entities. Brookfield Renewable’s economic interests in the BGTF Entities is expected to be 25%.
Other Agreements
Sponsor Line Agreement
TerraForm Power entered into the Sponsor Line with Brookfield Asset Management and one of its affiliates (the “Lenders”) on October 16, 2017. The Sponsor Line establishes a $500 million secured revolving credit facility and provides for the Lenders to commit to making LIBOR loans to Brookfield Renewable during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). TerraForm Power may only use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line terminates, and all obligations thereunder become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, Brookfield Renewable is required to pay a standby fee of 0.5% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears.
TerraForm Power is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. Under certain circumstances, TerraForm Power may be required to prepay amounts outstanding under the Sponsor Line.
The sponsor line was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
TERP Relationship Agreement
TerraForm Power entered into a relationship agreement, referred to as the TERP Relationship Agreement, dated October 16, 2017 with Brookfield Asset Management, which governed certain aspects of the relationship between Brookfield Asset Management and TerraForm Power. Pursuant to the TERP Relationship Agreement, Brookfield Asset Management agreed that TerraForm Power will serve as the primary vehicle through which Brookfield Asset Management and certain of its affiliates will own operating wind and solar assets in North America and Western Europe and that Brookfield Asset Management will provide, subject to certain terms and conditions, TerraForm Power with a right of first offer on certain operating wind and solar assets that are located in such countries and developed by persons sponsored by or under the control of Brookfield Asset Management. The rights of TerraForm Power under the TERP Relationship Agreement are subject to certain exceptions and consent rights set out therein.
TerraForm Power did not acquire any renewable energy facilities pursuant to the TERP Relationship Agreement from Brookfield Asset Management during the years ended December 31, 2020 and 2019.
TERP Relationship Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
TERP Registration Rights Agreement
TerraForm Power entered into a registration rights agreement, referred to as the TERP Registration Rights Agreement, on October 16, 2017 with Orion Holdings. The TERP Registration Rights Agreement governed the rights and obligations of TerraForm Power, on the one hand, and Brookfield Asset Management and its affiliates, on the other hand, with respect to the registration for resale of all or a part of the TERP common stock held by Brookfield Asset Management or any of its affiliates that become party to the TERP Registration Rights Agreement.
On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the TERP Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the TERP Registration Rights Agreement.

The TERP Registration Rights Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
New Terra LLC Agreement
TerraForm Power and BRE Delaware Inc. entered into an amended and restated limited liability company agreement of TerraForm Power, LLC, referred to as the New Terra LLC Agreement, dated October 16, 2017. The New Terra LLC Agreement, among other things, reset the incentive distribution right, or IDR, thresholds of TerraForm Power, LLC to establish a first distribution threshold of $0.93 per share of TERP common stock and a second distribution threshold of $1.05 per share of TERP common stock. As a result of the New Terra LLC Agreement, amounts distributed from TerraForm Power, LLC were to be distributed on a quarterly basis as follows:
•first, to TerraForm Power in an amount equal to TerraForm Power’s outlays and expenses for such quarter;
•second, to holders of TerraForm Power, LLC Class A units, referred to as Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of $0.93 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock;
•third, 15% to the holders of the IDRs pro rata and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of an additional $0.12 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock; and
•thereafter, 75% to holders of Class A units pro rata and 25% to holders of the IDRs pro rata.
TerraForm Power made no IDR payments during the years ended December 31, 2021, 2020 and 2019.
The New Terra LLC Agreement was amended upon the completion of the TERP acquisition by Brookfield Renewable on July 30, 2020 to remove TerraForm Power, LLC’s obligations to make IDR payments.
Credit facilities and funds on deposit
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the interest rate applicable on the borrowed amounts is LIBOR plus up to 1.8%. As at December 31, 2021, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amounts of nil as at December 2021 (2020: $325 million). The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2021 totaled $2 million (2020: $1 million).
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Debt Fund, and Brookfield Global Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
Other Agreements
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
During the year, Brookfield Renewable UK Hydro Limited, a subsidiary of Brookfield Renewable, provided a shareholder loan of $135 million to Brookfield Renewable’s investment in a pump storage facility in the United Kingdom. Due from related parties is recorded under Other long-term assets on the consolidated statements of financial position.

From time to time, Brookfield Reinsurance Partners L.P. (“Brookfield Reinsurance”), an associate of Brookfield, and its associates may take part in financings of Brookfield Renewable, including alongside other market participants. Such financings are non-recourse to Brookfield Renewable and are recorded within Non-recourse borrowings on the consolidated statements of financial position.
The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2021	2020	2019
Revenues
Power purchase and revenue agreements	$103	$286	$558
Wind levelization agreement	—	—	1
	$103	$286	$559
Direct operating costs
Energy purchases	$—	$—	$(22)
Energy marketing & other services	(8)	(4)	(20)
Insurance services(1)	(26)	(24)	(23)
	$(34)	$(28)	$(65)
Interest expense
Borrowings	$(2)	$(2)	$(7)
Contract balance accretion	(21)	(13)	(8)
	$(23)	$(15)	$(15)
Management service costs	$(288)	$(235)	$(135)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2021 were nil (2020 was nil and 2019: less than $1 million). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums charged pursuant to these arrangements are at a or lower than market rates, and of the 2021 term premiums to be remitted to Brookfield, $1 million was recorded in the Consolidated statements of income in 2021.

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2021	2020
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$57	$46

Due from related parties
Amounts due from	Brookfield	21	36
	Equity-accounted investments and other	14	20
		35	56
Non-current assets
Other long-term assets
Contract asset	Brookfield	388	409

Amounts due from	Equity-accounted investments and other	142	6

Current liabilities
Due to related parties
Amounts due to	Brookfield	119	455
	Equity-accounted investments and other	13	21
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	32	30
		164	506
Non-current liabilities
Non-recourse borrowings	Brookfield Reinsurance and associates	51	—
	Brookfield	30	15
		81	15

Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	34	11
Contract liability	Brookfield	635	602
		$669	$613
Current assets
Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.

30. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2021	2020	2019
Trade receivables and other current assets	$(515)	$(2)	$(66)
Accounts payable and accrued liabilities	(282)	(91)	17
Other assets and liabilities	81	(62)	(4)
	$(716)	$(155)	$(53)

31. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2021:
Current assets	$50	$419	$2,182	$1,155	$2,619	$(3,564)	$2,861
Long-term assets	4,979	258	3	32,973	52,921	(38,128)	53,006
Current liabilities	46	7	28	7,720	2,943	(7,522)	3,222
Long-term liabilities	—	—	2,149	—	26,500	—	28,649
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	12,303	—	12,303
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,894	—	—	2,894
BEPC exchangeable shares	—	—	—	—	2,562	—	2,562
Preferred equity	—	613	—	—	—	—	613
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners’ equity	881	—	—	891	—	(891)	881
As at December 31, 2020:
Current assets	$44	$416	$2,173	$568	$1,770	$(3,229)	$1,742
Long-term assets	4,879	256	6	31,329	47,886	(36,376)	47,980
Current liabilities	39	7	39	6,535	2,276	(6,135)	2,761
Long-term liabilities	—	—	2,132	214	22,851	(3)	25,194
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,100	—	11,100
Participating non-controlling interests – in a holding subsidiary – Redeemable\Exchangeable units held by Brookfield	—	—	—	2,721	—	—	2,721
BEPC exchangeable shares	—	—	—	—	2,408	—	2,408
Preferred equity	—	609	—	—	—	—	609
Preferred limited partners’ equity	1,028	—	—	1,039	—	(1,039)	1,028
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
For the year ended December 31, 2021
Revenues	$—	$—	$—	$—	$4,096	$—	$4,096
Net income (loss)	(136)	—	—	(1,185)	561	694	(66)
For the year ended December 31, 2020
Revenues	$—	$—	$—	$—	$3,810	$—	$3,810
Net income (loss)	(130)	—	(10)	(772)	1,173	(306)	(45)
For the year ended December 31, 2019
Revenues	$—	$—	$—	$2	$3,970	$(1)	$3,971
Net income (loss)	10	—	(4)	(156)	1,997	(1,767)	80
(1)Includes investments in subsidiaries under the equity method.
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 14 – Borrowings for additional details regarding the medium term notes issued by Finco. See Note 15 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
32. SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$73 million or C$25.25 per Preferred Limited Partnership Unit.
Subsequent to year-end, Brookfield Renewable, together with institutional partners, completed the acquisition of a 1.7 GW portfolio of utility-scale solar development assets in Germany, for a total investment of approximately €65 million ($76 million), plus working capital adjustments. Brookfield Renewable is expected to hold a 25% interest in the investment.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the acquisition of a utility scale development business with a 20 GW portfolio of utility solar and energy storage development assets in the United States for approximately $650 million (approximately $160 million net to Brookfield Renewable) with additional incentive payments that are payable contingent upon certain milestones being achieved, with Brookfield Renewable is expected to hold a 25% interest in the investment.
Subsequent to year-end, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Polenergia. This subscription will increase total interest in Polenergia to 32% (8% net to Brookfield Renewable) and is expected to close in March 2022.
Subsequent to year-end, Brookfield Renewable, together with institutional partners, completed the acquisition of an initial 26% interest in an approximately 700 MW portfolio of operating and development assets in Spain and Mexico. Total equity of $220 million ($55 million net to Brookfield Renewable) is expected to be invested into the project, with the potential to increase ownership interest to almost 60%. Brookfield Renewable is expected to hold a 25% interest in the investment.

Brookfield Renewable Partners L.P.

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